UNITED STATES
                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549
                                  FORM 10-SB
     GENERAL FORM FOR REGISTRATION OF SECURITIES OF SMALL BUSINESS ISSUERS
        Under Section 12(b) or (g) of the Securities Exchange Act of 1934

                              GLOBALNETCARE, INC.
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              (Name of Small Business Issuer in its charter)

           Florida                                   (Pending)
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(State or other jurisdiction of          (I.R.S. Employer Identification No.)
 incorporation or organization)

    Suite 950 - 2000 McGill College                       H3A 3H3
      Montreal, Quebec, Canada
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(Address of principal executive offices)                 (Zip Code)

Issuer's telephone number, (877) 288 - 4909

Securities to be registered under Section 12(b) of the Act:

Title of each class                           Name of each exchange on which
to be so registered                           each class is to be registered

      None                                               N/A
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Securities to be registered under Section 12(g) of the Act:

                     Common Stock, Par Value $0.001
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                           (Title of class)

                INFORMATION REQUIRED IN REGISTRATION STATEMENT

ITEM 1.  DESCRIPTION OF BUSINESS
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1.1     Introduction
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GlobalNetCare, Inc. (hereinafter referred to as the "Company" or "GlobalNetCare") operates "GlobalNetCare.com", a health care oriented internet website that provides interactive medical information to both healthcare professionals and individuals. The Company's corporate offices are located at GlobalNetCare, Inc., Suite 950 - 2000 McGill College, Montreal, Quebec H3A 3H3. The telephone number is (877) 288-4909 and the facsimile number is (514) 288-6309.

The Company's consolidated financial statements are stated in United States Dollars (US$) and are prepared in accordance with United States Generally Accepted Accounting Principles.

In this Registration Statement, unless otherwise specified, all dollar amounts are expressed in United States Dollars. Herein, all references to "CDN$" refer to Canadian Dollars and all references to common shares refer to common shares in the capital stock of the Company.

1.2     Business Development of Issuer During Last Three Years
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GlobalNetCare, Inc. was incorporated under the laws of the State of Florida on October 30, 1980 under the name "C.N.W. Corp." but was inactive and the Company was not kept in good standing with the Florida Department of State. The Company was reinstated as active by the Florida Department of State on July 21, 1998. On July 21, 1998, the name of the Company was changed to "C.N.W. of Orlando, Inc." and then on January 14, 1999, the name of the Company was changed to "GlobalNetCare, Inc."

On July 21, 1998, the Company filed restated Articles of Incorporation which increased its authorized capital from 1,000 common shares to 50,000,000 common shares, changed the par value of its common shares from $1.00 to $0.001 and also forward split its common shares 1,000 to 1. After the stock split, the Company's issued and outstanding common shares increased from 1,000 to 1,000,000.

The Company has one wholly owned subsidiary, 3423336 Canada Ltd. ("3423336"), a corporation formed under the federal laws of Canada on February 3, 1998 and registered as an extra-provincial company in Quebec on November 23, 1998.
The directors and officers of 3423336 are George M. Tsoukas (Director and President), Nick Pedafronimos (Director and Secretary) and Patrick Power (Director), all of whom are also directors of the Company.

1.3     Business of the Company
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The Company offers a rich and dynamic array of health and medical information via its proprietary Virtual Medical Community and information website - GlobalNetCare.com. The website provides state-of-the-art medical services to Internet users and offers medical, surgical and pharmacy support at the click of a button. The "Virtual Medical Community" consists of several intelligent, interactive "Virtual Medical Centers" that provide health care professionals and people seeking information with an easy-to-use, interactive learning experience that addresses their subject of concern and creates individual virtual medical records. The Company's computer system follows and advises each user on a one to one confidential basis.

1.4     Virtual Medical Centers
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The Virtual Medical Centers are a unique "intelligent" interactive system designed to provide healthcare professionals, individuals with chronic illnesses and other internet users with an easy-to-use, interactive learning experience that addresses their specific subject of concern. The system uses easy to comprehend questions and answers similar to a real patient and doctor interview. It gathers information on the health status of the patient, which in turn becomes individualized advice for that specific person. The "intelligence" aspect of a Virtual Medical Center arises from the fact that the software program allows the user to learn important information and responds to the user's queries based upon what it has learned. The more "choices" a user makes within a Virtual Medical Center, the more the system learns. Then the system responds to subsequent queries based upon this accumulated knowledge.

Each Virtual Medical Center provides the most up-to-date medical research and health information. The Virtual Medical Centers are staffed by a group of experts who maintain the currency of the information of each centre on a continuing basis as new research and medical information become available. Fully deployed, GlobalNetCare.com is composed of multiple Virtual Medical
Centers to deal with specific health issues on a continual basis.    There are
five operational Virtual Medical Centers: hypertension, breast disease, osteoporosis, nutrition and women's health. The Company anticipates that by the end of the second quarter of 2000, the following Virtual Medical Centers will be operational: AIDS, cardiovascular diseases, obesity, diabetes, asthma, emphysema, prostate cancer, lung cancer, smoking and trauma. The Company anticipates that it will add to its website a minimum one of these Virtual Medical Centers every two months commencing in October, 1999.
   Other Virtual Medical Clinics under development include: diet and nutrition, dental care, cancer, pregnancy, childhood asthma, sexual dysfunction, and segmented clinics for mens', childrens' and seniors'
health.        As to the balance  of the Virtual Medical Centers  that
the Company intends to develop, the Company does not have a specific timetable for completion of these centers but expects that a total of approximately 25 will be completed and online by the end of 2001.

Each Virtual Medical Center will employ a team of six medical experts overseeing its content. A highly regarded medical specialist will head the team. The team leader along with up to five other medical doctors will be responsible for keeping the subject matter within their Virtual Medical Center current and readily available to users. Most of the team leaders are intended to be world-renowned researchers involved in original research. Currently, only two of the five operational Virtual Medical Centers have team leaders. Dr. Tina Sampalis, a highly regarded and qualified medical specialist, is the team leader for the breast disease Virtual Medical Center. Dr. George Tsoukas, a highly regarded and qualified medical specialist, is the team leader for the osteoporosis Virtual Medical Center. Dr. David Mulder is the team leader for the lung cancer Virtual Medical Center and Dr. Ronald Denis is the team leader for the trauma Virtual Medical Center. Those two Virtual Medical Centers are still under development. The Company is presently searching for other highly regarded medical specialists to lead the other Virtual Medical Centers. Currently, there are no team leaders or other doctors, apart from Dr. David Mulder, which the Company considers to be "world-renowned researchers involved in original research". The term "original research" refers to new and unique investigations conducted in a specific medical area or in connection with a specific disease. The Company intends to engage "world-renowned" doctors by offering attractive compensation packages consisting of cash and/or options to purchase the Company's common shares. In addition, the Company intends to use the network of personal contacts and reputations of Dr. George Tsoukas and Dr. David Mulder to locate such doctors and anticipates that the uniqueness of the Pythian system and the Company's website will assist in attracting such doctors.

The "Pythian System", at the heart of each of the Virtual Medical Centers, is the Company's proprietary "expert software system" which navigates users through the medical subject matter with pertinent questions in order to arrive at the appropriate risk analysis and treatment suggestions for each individual user. By using the Pythian System, each patient will have an individualized approach to his or her illness. This proprietary system will "intelligently" control interaction between the user and the Virtual Medical Centers in which the computer alone will be able to obtain personal information from the user and store it in the form of a secure confidential electronic medical record. With permission of the user, physicians, hospitals, clinics, insurance companies and others can download this record as a virtual electronic medical record for use. In addition to normal uses, it is anticipated that this type of service will be invaluable to travellers and persons employed outside their home city or country who otherwise have difficulty accessing necessary information pertaining to their own health.

The "intelligent aspect" of the Pythian System is the inference engine, a software program that given a case description (ie. answers to questions posed), uses the information in the knowledge base to generate new information about the case. In the case of the Virtual Medical Centers, the generated information becomes the virtual file and includes the treatment suggestions and diagnosis.

One of the most valuable aspects of the Pythian System is the follow-up service. Here, the user obtains valuable information on how to deal with his/her disease on a day to day basis. The user will also be guided on ways to improve his/her health in other areas such as nutrition, psychology and exercise. The aim is to become the patient's electronic medical advisor.
All information on the site and in the Virtual Medical Center is free-to-view and use for anyone who wishes to develop a personal healthcare file, use the site as a professional resource, or as an ongoing treatment or maintenance tool.


Since the Pythian system is an original work (ie. not copied from another person's work) it is automatically subject to copyright protection under the Canadian Copyright Act as a literary work. The same protection applies in the United States and other Berne Convention countries. The Company has not taken any steps to otherwise patent or trademark the Pythian system, but is currently investigating the feasibility of patenting the Pythian system. The Company has however obtained an assignment of all intellectual property rights from all directors of the Company including Mr. Patrick Power, Dr. George Tsoukas, Mr. Nick Pedafronimous, Dr. Chris Kokkalis and Dr. David Mulder. The Company does not intend to license the system to other internet companies.



Users of the website become members by creating a unique username and password. Only members can create a file that contains personal medical information. By having users of GlobalNetCare.com create a unique username and password in order to access personal medical information, the Company ensures that personal medical information is kept secure and confidential. When a user visits the Company's website, the user visits a secure server (the "Outside Server"). Once a validation check is completed by using the user's unique username and password, the user is permitted to access a network of servers (the "Protected Servers") which host the confidential medical information and the rest of the Company's website. To prevent the personal medical information of users from being accessed by unauthorized persons (ie. hackers), the Company has implemented a 128 bit encryption technology system. This technology encrypts and decrypts messages sent by and to users by scrambling the text or other data of such messages and then restoring them into their original form so that only the intended recipient can read the e-mail message. The whole system is protected by a firewall. A firewall is a system that enforces an access control policy between the Outside Server and the Protected Servers and prevents unauthorized users (ie. hackers) from accessing the Company's network of servers. The firewall notifies the Company's system administrator of unauthorized access attempts and provides a log of all authorized accesses to the system. All of the Company's servers are also protected by antivirus software and a back up copy of all information stored on the servers is made daily.


1.5     Doctor and Senior Doctor Consultations
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Commencing in fall 1999, users of GlobalNetCare.com will have the option of having a live, on-line consultation with a medical doctor at no charge or with a
medical specialist for a fee.    The Company anticipates that this service will
be available by the end of October, 1999 and intends to initially offer the service between 5 p.m. and 8 p.m. (eastern standard time). Depending on the demand for this service, the Company may increase the number of hours per day that this service is offered. The Company will begin with six in-house doctors. The Company estimates that the number of doctors will increase as the user demand for this service increases. Based on the Company's projected demand for this service, it estimates that the number of on-line doctors may increase up to twenty over the following year. Based on the Company's five year projections (until the end of 2003) of the demand for this service, it anticipates that it will increase the number of on-line doctors to thirty five by the end of 2000 and that this number of doctors will be sufficient to handle the demand for this service until the end of 2003. As stated above, this service will start being offered at certain hours only. Depending on the demand for this service, more doctors may be needed to satisfy the demand. To start, the service will be offered between 5 p.m. and 8 p.m. (eastern standard time) and depending on the demand, the number of hours may
increase and the times offered may expand.     If a medical  specialist  is
needed, then the user will have to be a member of GlobalNetCare.com and will initially pay $150 for up to thirty minutes of consultation with such medical specialists. The doctors will not prescribe medicines or drugs over the Internet.


1.6     Virtual Surgical Centre
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A Virtual Surgical Center is under development and in the future will provide surgeons around the world with a "dedicated GlobalNetCare server" enabling them to perform or direct a technologically secure, on-line surgical procedure (the server is the "on-line link" between the doctor "directing" the procedure in one location and a robot "performing" the procedure in another location). Certain U.S. robotics manufacturers developed the technology and individual doctors can purchase rights to these procedures. GlobalNetCare will provide the connection through the Internet between the surgeon and the patient. The Company anticipates that service will generate worldwide publicity for global brand awareness, as well as market
differentiation from other on-line medical websites.    Since  the  robotic
surgery is such a new and innovative technology, the Company anticipates that successful demonstrations of such online surgeries will generate world-wide publicity and attention for the Company's website. An actual surgical procedure performed from a remote site by a robot using remote directions will be newsworthy. Since the Company intends to be one of the few companies offering such a service, the Company anticipates that the launch of this service will provide public attention for its website and differentiate it from other on-line medical websites.


The Company does not currently have any agreements with any companies or robotics manufacturers to provide the internet connection required for the Virtual Surgical Center. Since this technology is new and still in its infancy, the Company anticipates it will begin offering this service by the end of 2000. However, both the internet connection and the robotics are currently commercially available.



At the present time, there is a very small or no market for on-line robotic surgery. The technology is still in its infancy and is in the final stages of development and testing. Although the Company believes that on-line surgery will be accepted by the market, there can be no assurance that on-line surgery will ever gain market acceptance.


1.7     Doctor Directory
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The Doctor Directory is a worldwide directory of doctors including general practitioners and specialists. By the first quarter of 2000, users will be able to review doctors' credentials and have the option to contact the doctors via e-mail, telephone or link to a doctor's website. Each doctor will pay a small monthly fee to be listed in the Doctor Directory and will receive a webpage, link or lead service and other membership services on a month by month basis. This aspect of GlobalNetCare's business is currently
at the concept stage.    Once the Doctor Directory service is available to
users, the Doctor Directory will disclose that the participating doctors have pad a fee of $100 to be listed in the Doctor Directory.

1.8     GlobalNetCare Pharmacy
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The GlobalNetCare Pharmacy will operate through strategic alliances with existing on-line pharmacies. The GlobalNetCare Pharmacy will provide users access to thousands of over-the-counter health and personal care products from the comfort of their home - anywhere in North America - and eventually, the world. The Company will not, however, fill any orders for prescription drugs. Other items that will be offered are CD-ROMS and books. The Company will offer product descriptions beginning in September 1999, with e-commerce and transactions capability slated for completion by January 2000. The Company anticipates that it will also generate revenue within the Pharmacy by selling banner advertising and through product sponsorship agreements.

1.9     Product Pages
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The user will also be directed to information provided by pharmaceutical companies that describe their products. These "product pages" will be paid advertising by medical related product manufacturers and will be a major source of the Company's revenue. Pharmaceutical companies in particular will be able, through this medium, to target audiences specifically interested in a particular solution to a specific medical condition.


The Company will provide direct links to pharmaceutical companies' websites and expects to establish up to five links by the end of December, 1999. The Company is in discussions with various pharmaceutical companies but has not completed any agreements. The Company intends to charge these pharmaceutical companies five percent of any revenues generated by the users which link from the Company's website to the pharmaceutical companies' websites. Five percent is the same percentage that the Company currently has contracted with Amazon.com. The Company anticipates that the revenues generated by these links will constitute up to 50% of the Company's revenues for the period ending December 31, 1999, and the following fiscal year.


1.10     Competition
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The Company believes that, at present, there is no direct comparable competition. There are various other websites that provide health-related information and online pharmacies on the Internet. These include:
Cyberdocs.com, Mediconsult.com, DrKoop.com, raytel.com, yourhealth.com, Betterhealth.com, stayhealthy.com, Healthdesk.com, Healthtouch.com, Imaginis.com, AHD.com, Managedcareregister.com, Drugstore.com,
MotherNature.com, PlanetRx.com, Soma.com and Smed.com.

Many of these websites offer health related information but none offer the complete range of services that are offered by the Company. There is currently no other interactively or personalized care offered. GlobalNetCare is unique in that it provides a fully interactive medical response program - GlobalNetCare's proprietary Pythian system. By interacting with this system an electronic medical record is created that can be constantly updated and maintained throughout a user's visits. This consistency means GlobalNetCare can give superior service and constantly address each specific user's questions as they proceed through the interactive system.


What sets GlobalNetCare apart from any competition is the ability to match a user's needs with the Pythian System response, to build a medical record, and then to direct the user to the GlobalNetCare Pharmacy. GlobalNetCare also believes that its website contains superior information because of the years of research, and because of the quality of the medical professionals involved. The Company also has free on-line consultations with medical doctors.



The years of research included in developing the system include the years of research conducted by Dr. George Tsoukas and Dr. Chris Kokkalis. During the period from 1990 to 1994, Dr. Tsoukas was involved in the development of an expert computer system for AIDS patients. The system was intended to analyze all of the medical information about a particular patient, including consideration of the numerous medications administered to AIDS patients, and provide treatment "conclusions" to the doctor and the patient based on the author's programming of the system. The system was intended to operate on a CD-Rom, but was never completed. In 1994, Dr. Tsoukas was involved in research regarding the development of a similar expert system on CD-Rom for diabetes patients. A CD-Rom was actually produced but never commercially marketed. In 1995 to 1998, Dr. Tsoukas conducted further research and development on an expert system that would obtain information from a patient through the use of questions and answers and then assist the doctor and patient with diagnosis and treatment advice. From 1990 to 1996, Dr. Kokkalis was independently involved in the development of a similar goal driven expert computer shell system. In 1998, Dr. Tsoukas combined his years of research with the computer and internet expertise offered by Dr. Chris Kokkalis and together they developed the Pythian system for internet use. The years of research that went into developing the Pythian system and the Pythian system itself makes the Company's website superior because it provides users with an interactive diagnosis and treatment system which, to the knowledge of the Company, is not currently available on any other on-line medical websites.


Transactional health portals are sites where you can purchase health and beauty products, over-the-counter drugs, vitamins and drugs. Thus far, no one has pharmacists or doctors to answer user's questions but plans are in the works for such a service. There is no "in-store assistance" with current existing on-line services. GlobalNetCare will make recommendations based on a personalized care approach for the products that each user should obtain for their specific health concerns. This complementary approach to healthcare and pharmacy is new on the Internet.

1.11     Current or Proposed Government Regulation
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The Company is aware that U.S. Congress is currently considering proposed legislation that would establish a new federal standard for protection and use of health information. In addition, there are laws of other countries which govern the use of and disclosure of health information. The Company is constantly monitoring changes in laws that may affect their operations but any new laws or changes in current laws may necessitate costly adaptations to the Company's systems and may necessitate a change in the way the Company's business operates.


Existing U.S. legislation in relation to privacy of patient information is a patchwork of federal and state legislation. Most of these laws predate the Internet and therefore do not specifically address online activities. However, the U.S. Congress is currently considering several bills that would amend or replace this existing legislation. The Data Privacy Act of 1997 provides for the establishment of a computer interactive services industry working group which shall establish voluntary guidelines:

(a) limiting the collection and use, for commercial marketing, of personal information obtained from individuals through any interactive computer service;
(b) relating to the distribution of unsolicited commercial electronic mail; and
(c)     providing  incentives  for  following  such  guidelines.

The Data Privacy Act of 1997 will prohibit activities including the commercial marketing use of any personal health and medical information obtained through an interactive computer service unless:

(a) the person has obtained prior consent of the individual to whom such information relates for such use; or
(b)     such  use  is  otherwise  authorized  by  law.

The Patient Protection Act, Managed Care Reform Act of 1999, Patients Bill of Rights Act of 1999, Medical Information Protection and Research Enhancement Act of 1999, Medical Information Protection Act of 1999, and Healthcare Personal Information Nondisclosure Act of 1999 are some of the acts that include provisions relating to the protection of patient information. The Patient Protection Act is particularly relevant as it proposes to amend the Social Security Act, which provides the current regulations in relation to maintaining the confidentiality of medical information. It imposes disclosure requirements on health care providers, who maintain protected health information, to provide in writing notice of the person's protected health information confidentiality practices. In addition, the legislation prohibits any health care provider as part of conducting health care operations from selling or bartering protected health information. None of these bills have been passed by Congress and accordingly none have become law.

Both the Canadian Medical Association and the American Medical Association have guidelines in place relating to the confidentiality and privacy of patient information. In 1998, the Canadian Medical Association approved the Health Information Privacy Code, providing for minimum requirements to protect patient privacy and for the security and confidentiality of patients' heath information. This Code recognizes a patients right to privacy and imposes a duty upon physicians and other health professionals to maintain the confidentiality of patient information unless the patient authorizes a release of the information. Overall the Code restricts the collection of patient information to that information necessary for the benefit of the patient. The American Medical Association has similar guidelines and regulations.

Each state in the United States imposes restrictions on the ability of persons and corporations to practice medicine. The laws in some states prohibit some business entities, such as the Company, from practising medicine. These laws generally prohibit the Company from employing physicians to practice medicine or from directly furnishing medical care to patients. Each state requires licensure for the practice of medicine within that state, and some states consider the receipt of an electronic transmission of selected healthcare information in that state to be the practice of medicine. These laws restrict the Company's activities and the extent to which it can provide medical advice to its members. The Company has tried to ensure that its users are clearly informed that the Company's services are used as complementary to and not in substitution for medical advice, much like a radio or television medical show or a medical column in the print media.

With respect to potential medical malpractice claims, the Company is subject to the general laws of negligence in both the United States and Canada. The Canadian Medical Protective Association provides assistance to its doctor members for legal issues which arise out of their professional duties conducted in Canada. Accordingly, if any medical advice is given to a user resident in Canada, then the doctor will receive the protection offered by the Canadian
Medical Protective Association so long as that doctor is a member of the association. That protection includes legal assistance in the defence of any lawsuit, advice and legal assistance in connection with any coroner's inquests and similar inquiries, advice and legal assistance in compliance, discipline and fitness to practice proceedings, advice and legal assistance in relation to hospital matters threatening the loss of a staff appointment or practice privileges, advice and legal assistance in relation to inquiries by or on behalf of a provincial billing authority, and other related issues. The Company requires that all doctors who perform online consultations are members of the Canadian Medical Protective Association. To minimize the exposure of advice rendered by doctors to users outside of Canada, the Company has obtained an insurance policy which covers claims made by users resident in Canada, the United States (and its territories and possessions) and Puerto Rico. The insurance policy is attached as an exhibit hereto.


1.12     Research and Development
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The Company estimates that it has spent $600,000 to date on the research and development of its website. This includes development of its proprietary "expert software system - the Pythian System".

The GlobalNetCare Internet Medical Expert System (the "IMES") is the intelligent component of the Company's health centers on its Internet site. The primary function of the Company's IMES is to create a user's virtual medical file, and its ultimate objective is to use the user's virtual medical file, process the information in the inference engine and provide a medical diagnosis and a risk assessment of the user in question.

The IMES is based on an inference engine that uses information in its database or supplied by the user to generate new information. The IMES arrives at a "diagnosis" as imputed by GlobalNetCare's medical teams, based on the user's responses to questions posed. In addition, treatment suggestions are provided on the same basis. The medical teams will need to frequently update the responses to be provided by the IMES.

1.13     Intellectual Property
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The Company has applied for trademark protection in Canada and the United States for "GlobalNetCare".

The Company has secured the registration of the domain name
"Globalnetcare.com" with Network Solutions, Inc. (Internet).

1.14     Employees
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As of July 30, 1999, the Company had approximately 23 full-time employees, and 30 consultants. The employees include five in administration, ten computer programmers and graphic artists and eight medical writers. The consultants include 21 physicians, two medical writers, four finance consultants and an exercise physiologist.

1.15     Reports to Security Holders
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Under Florida law, the Company is not required to deliver an annual report to its shareholders but does intend to voluntarily send an annual report including its audited financial statements.

1.16     Securities and Exchange Commission's Public Reference
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Any member of the public may read and copy any materials filed by the Company with the Securities and Exchange Commission (the "SEC") at the SEC's Public Reference Room at 450 Fifth Street, N.W., Washington, D.C. 20549.
Information on the operation of the Public Reference Room may be obtained by calling the SEC at 1-800-SEC-0330. The SEC maintains an Internet website (http://www.sec.gov) that contains reports, proxy and information statements, and other information regarding issuers that file electronically with the SEC.

1.17     Risk Factors
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Much of the information included in this Registration Statement includes or is based upon estimates, projections or other "forward-looking statements". Such forward looking statements include any projections or estimates made by the Company and its management in connection with its business operations. While these forward-looking statements, and any assumptions upon which they are based, are made in good faith and reflect the Company's current judgment regarding the direction of its business, actual results will almost always vary, sometimes materially, from any estimates, predictions, projections, assumptions, or other future performance suggested herein. The Company undertakes no obligation to update forward-looking statements to reflect events or circumstances occurring after the date of such statements.


Such estimates, projections or other "forward-looking statements" involve various risks and uncertainties as outlined below. The Company cautions the readers that important factors in some cases have affected and, in the future, could materially affect actual results and cause actual results to differ materially from the results expressed in any such estimates, projections or other "forward-looking statements". Readers should carefully consider the following factors in evaluating the Company, its business and any investment in the Company.


1.18    "Penny Stock" Rules
---------------------------

The Company's common shares are subject to rules promulgated by the SEC relating to "penny stocks," which apply to companies whose shares are not traded on a national stock exchange or on the NASDAQ system, trade at less than $5.00 per share, or who do not meet certain other financial requirements specified by the SEC. These rules require brokers who sell "penny stocks" to persons other than established customers and "accredited investors" to complete certain documentation, make suitability inquiries of investors, and provide investors with certain information concerning the risks of trading in the such penny stocks. These rules may discourage or restrict the ability of brokers to sell the Company's common shares and may affect the secondary market for the Company's common shares. These rules could also hamper the Company's ability to raise funds in the primary market for the Company's common shares.



1.19     Limited Operating History
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The Company initiated its operations in January, 1999. As a result, it only has a limited operating history on which one can base an evaluation of its business and prospects. The Company's prospects must be considered in light of the risks, uncertainties, expenses and difficulties frequently encountered by companies in their early stages of development, particularly companies in new and rapidly evolving markets like the one faced by the Company. Some of these risks and uncertainties relate to the Company's ability to attract and maintain a large base of users, develop and introduce desirable services and original content to members and users, establish and maintain strategic alliances with pharmaceutical, medical and technical supply companies, establish and maintain relationships with highly qualified and respected doctors, establish and maintain relationships with advertisers and advertising agencies, respond effectively to competitive and technological developments, and build an infrastructure to support the Company's business. The Company cannot be sure that it will be successful in addressing these risks and uncertainties and its failure to do so could have a material adverse effect on its financial condition.



1.20     History of Losses
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The Company has not achieved profitability and expects to continue to incur net losses for the foreseeable future and may never become profitable. The Company has incurred net losses of approximately $60,925 during the period from the Company's reinstatement on July 21, 1998 through December 31, 1998.

The Company's ability to generate significant revenues is uncertain. As its business evolves, the Company expects to introduce a number of new products and services. With respect to both current and future product and service offerings, the Company expects to significantly increase its marketing and operating expenses in an effort to increase its customer base, enhance its brand image and support its infrastructure. In order for the Company to make a profit, its revenues will need to increase significantly to cover these and other future costs. Even if it becomes profitable, the Company may not sustain or increase its profits on a quarterly or annual basis in the future.


1.21     Need for Additional Financing
         -----------------------------



Based on its current operating plan, the Company anticipates that it will require additional financing of approximately $1,000,000 by the end of October, 1999 in order to finance the increased promotion and marketing of its website. In addition, the Company anticipates that by the end of 1999 it will require additional financing of approximately $3,000,000 to further develop and expand its website. After that time, the Company may need additional capital or the Company may need to raise additional capital sooner to fund more rapid expansion, to develop new or enhanced services or to respond to competitive pressures.


The Company's ability to continue in business depends upon its continued ability to obtain financing. There can be no assurance that any such financing would be available upon terms and conditions acceptable to the Company, if at all. The inability to obtain additional financing in a sufficient amount when needed and upon acceptable terms and conditions could have a material adverse effect upon the Company. Although the Company believes that it can raise financing sufficient to meet its immediate needs, it will require funds to finance its development and marketing activities in the future. There can be no assurance that such funds will be available or available on terms satisfactory to the Company. If additional funds are raised by issuing equity securities, further dilution to existing or future stockholders is likely to result. If adequate funds are not available on acceptable terms when needed, the Company may be required to delay, scale-back or eliminate its promotional and marketing campaign or its development programs. Inadequate funding also could impair the Company's ability to compete in the marketplace and could result in its dissolution.


1.22     Marketing
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The Company has not incurred significant advertising, sales and marketing expenses to date. To increase awareness for its website, the Company expects to spend significantly on advertising, sales and marketing in the future. If the Company's marketing strategy is unsuccessful, it may not be able to recover these expenses or increase its revenues. The Company will be required to develop a marketing and sales campaign that will effectively demonstrate the advantages of its website, services and products. The Company's marketing and selling experience of its website to date is very limited. The Company may also elect to enter into agreements or relationships with third parties regarding the promotion or marketing of its website, products and services. There can be no assurance that the Company will be able to establish adequate sales and marketing capabilities, that it will be able to enter into marketing agreements or relationships with third parties on financially acceptable terms or that any third parties with whom it enters into such arrangements will be successful in marketing and promoting the Company's website, products and services.



1.23     Acceptance of the Company and GlobalNetCare.com
         -----------------------------------------------


The Company's success is dependent upon achieving significant market acceptance of its website, products and services by physicians, healthcare professionals and internet consumers. It cannot guarantee that medical professionals or internet consumers will accept GlobalNetCare.com, or even the Internet, as a replacement for traditional sources of healthcare information. Market acceptance of GlobalNetCare.com depends upon continued growth in the use of the Internet generally and, in particular, as a source of healthcare information services for medical professionals and consumers. The Internet may not prove to be a viable channel for these services because of inadequate development of necessary infrastructure, such as reliable network backbones, or complimentary services, such as high-speed modems and security procedures for the transmission of confidential and private healthcare information, the implementation of competitive technologies, government regulation or other reasons. Failure to achieve and maintain market acceptance of GlobalNetCare.com would seriously harm the Company's business.


Acceptance of GlobalNetCare.com depends on the success of its advertising, promotional and marketing efforts and the ability to continue to provide high-quality information to its users of its website. To date, the Company has not spent a considerable amount on marketing and promotional efforts. To increase awareness of its website, the Company expects to spend a significant amount on promotion, marketing and advertising in the future. If these expenses fail to develop an awareness of GlobalNetCare.com, these expenses may never be recovered and the Company may never be able to generate future revenues. In addition, even if awareness of GlobalNetCare increases, the Company may not be able to increase or maintain the number of members of GlobalNetCare.com.


1.24     Generating Revenues from Advertising and Alliances
         --------------------------------------------------


The Company's future success depends on an increase in the use of the Internet as an advertising medium. The Company plans to derive a substantial amount of its revenues from the sale of advertisements and sponsorships on its website. Advertising on the Internet is new and rapidly evolving and cannot yet be compared with the traditional advertising market to gauge its effectiveness. As a result, there is significant uncertainty about the demand and market acceptance for Internet advertising. The Company cannot predict how its potential advertising customers and sponsors will ultimately react to Internet advertising and sponsorship as compared to traditional advertising media and sponsorship opportunities. This makes it difficult to project the Company's future advertising and sponsorship rates and revenues.

In addition, widespread adoption or increased use by Internet users of "filter" software programs that allow them to limit or remove advertising from their desktops or the adoption of this type of software by Internet access providers could have a material adverse effect on the viability of advertising on the Internet and on the Company's ability to generate revenues. If the market for Internet advertising and sponsorships fails to develop or develops more slowly than expected, the Company may not be able to generate the revenues required to continue its operations or to become profitable.


1.25     Reliance upon Technology and Computer Systems
         ---------------------------------------------


The markets in which the Company compete are characterized by rapidly changing technology, evolving technological standards in the industry, frequent new websites, services and products and changing consumer demands. The Company's future success will depend on its ability to adapt to these changes and to continuously improve the performance, features and reliability of its service in response to competitive services and products and the evolving demands of the marketplace, which it may not be able to do. In addition, the widespread adoption of new Internet, networking or telecommunications technologies or other technological changes could require the Company to incur substantial expenditures to modify or adapt its services or infrastructure, which might impact its ability to become or remain profitable.

The Company's website utilizes sophisticated and specialized network and computer technology. The Company anticipates that it will be necessary to continue to invest in and develop new and enhanced technology on a timely basis to maintain its competitiveness. Significant capital expenditures may be required to keep its technology up to date. Investments in technology and future investments in upgrades and enhancements to software for such technology may not necessarily maintain the Company's competitiveness. The Company's business is highly dependent upon its computer and software systems, and the temporary or permanent loss of such equipment or systems, through casualty, operating malfunction or otherwise, could have a material adverse effect upon the Company. If the Company cannot operate its website 24 hours a day seven days per week with limited interruptions, its business may be seriously harmed. The Company's website may be required to accommodate a high volume of traffic and deliver frequently updated information. The Company's website may experience slower response times or system failures due to increased traffic on its website or on the internet. The website users and members depend on Internet service providers and other website operators for access to the Company's website. These providers and operators have experienced significant outages in the past and there can be no assurance that such outages or other problems will not occur in the future. Any interruptions in the operation of the Company's website however caused could cause a material adverse effect upon the Company.



1.26     Competition
         -----------

The Company competes with companies providing or maintaining online services or websites targeted to doctors and the healthcare industry, companies providing or maintaining online general healthcare information and related services, companies providing or maintaining public sector and non-profit websites that contain healthcare information and services, companies providing or maintaining websearch services particularly geared to medical and healthcare websites, and publishers and distributors of traditional media targeted to doctors and the healthcare industry. Competition for users, members and advertisers, as well as general competition in the electronic commerce market, is intense and is expected to increase significantly.


Many of the Company's competitors are substantially larger than the Company and have significantly greater financial resources and marketing capabilities than the Company, together with better name recognition. It is also possible that new competitors may emerge and acquire significant market share. Competitors with superior resources and capabilities may be able to utilize such advantages to market their website, products and services better, faster and/or cheaper than the Company. Increased competition is likely to result in reduced gross margins and loss of market share, either of which could have a material adverse effect upon the Company's business, results of operations and financial condition. In addition, there can be no assurance that the Company will be able to compete successfully against its present or future competitors.

The Company's ability to compete successfully will require it to develop and maintain a technologically advanced website and to provide superior products and services, attract and retain highly qualified personnel and obtain a significant customer base. There can be no assurance that the Company will be able to achieve these objectives. Failure to do so would have a material adverse effect on its business, operating results and financial condition. Furthermore, the Company's website and products and services will compete directly with other existing and subsequently developed products using competing technologies. There can be no assurance that the Company's competitors will not succeed in developing or marketing technologies, websites, services and products that are more effective and commercially desirable than those developed or marketed by the Company or that would render the Company's website, products and services non-competitive. Failure of the Company's website, products and services to compete successfully with websites, products and services using competing technologies will have a material adverse effect on the Company's business, operating results and financial condition.

The market for Internet content, products, services and advertising is new, rapidly evolving and intensely competitive. The Company currently competes, or potentially competes, with many providers of website content, information services and products, as well as traditional media and promotional efforts, for audience attention and advertising and sponsorship expenditures. It expects competition to intensify in the future. Barriers to entry are not significant, and current and new competitors may be able to launch new websites at a relatively low cost. Competition for members, users and advertisers, as well as competition in the electronic commerce market, is intense and is expected to increase significantly.

1.27     Limited Protection for Intellectual Property
         --------------------------------------------


While the Company is investigating the possibilities of patent, copyright and trademark registration and protection for its intellectual property, no such protection has yet been applied for (except for a trademark registration of the name "GlobalNetCare") or granted. There is no assurance that such registration or protection will be available, and therefore the Company may have little or no protection for its intellectual property assets, comprising the main business assets of the Company.


The Company's Pythian system and its other intellectual property is important to the Company's continued operations and success. The Company's efforts to protect this intellectual property may not be adequate. Unauthorized parties may infringe upon or misappropriate its Pythian system or other proprietary medical information. In the future, litigation may be necessary to protect and enforce the Company's intellectual property rights or to determine the validity and scope of its intellectual property, which could be time consuming and costly. The Company could also be subject to intellectual property infringement claims as the numbers of competitors grows. These claims, even if not meritorious, could be expensive and divert the Company's attention from its continued operations. If the Company becomes liable to any third parties for such claims, it could be required to pay a substantial damage award or to develop comparable non-infringing intellectual property and systems.



1.28     Uncertain Ability to Manage Growth
         ----------------------------------


The Company's ability to achieve its planned growth is dependent upon a number of factors including, but not limited to, its ability to hire, train and assimilate management and other employees, the adequacy of the Company's financial resources, the Company's ability to identify and efficiently provide and perform such new products and services as the Company's customers may require in the future and its ability to adapt its systems to accommodate its expanded operations. In addition, there can be no assurance that the Company will be able to achieve its planned expansion or that it will be able to manage successfully such expanded operations. Failure to manage anticipated growth effectively and efficiently could have a material adverse effect on the Company.


1.29     Dependence Upon Key Personnel
         -----------------------------

The Company's key personnel include Dr. George Tsoukas, Dr. Chris Kokkalis and Dr. David Mulder. Dr. Tsoukas is considered to be a key employee because of his expertise in connection with the development of the Pythian system and because of his network of personal contacts in the medical profession. Dr. Kokkalis is considered a key employee because of his computer and internet expertise. Dr. Mulder is considered to be a key person because of his extensive expertise and his network of personal contacts within the medical profession. The Company's success is substantially dependent on its ability to retain and motivate its senior management and other key employees and its ability to identify, attract, hire, retain and motivate other highly qualified and respected doctors, which supply, update and maintain all of the original content contained on the Company's website.



The loss of the services of any of the above persons and other key employees, for any reason, may have a materially adverse effect on the prospects of the Company. Although the Company believes that the loss of any of its management or other key employees (apart from those indicated above) will not have a material adverse impact upon the Company, there can be no assurance in this regard, nor any assurance that the Company will be able to find suitable replacements. Furthermore, the Company does not maintain "key man" life insurance on the lives of any of its management or other key employees of the Company. To the extent that the services of any key employee of the Company become unavailable, the Company will be required to retain other qualified persons; however, there can be no assurance that it will be able to employ qualified persons upon acceptable terms.



1.30     Original Content from Medical Experts
         -------------------------------------

GlobalNetCare.com includes original content created for the Company by expert medical professionals. The Company depends on individual doctors and doctors teams to provide the original content for its website. The Company has a limited number of relationships with such doctors and teams and is significantly relying on managements' personal contacts to maintain its existing relationships and to develop new relationships. The Company's success depends significantly on its ability to maintain these existing relationships with these content providers, to build new relationships with other content providers and to continue to obtain original content from medical experts. The Company's relationships with expert medical professionals who provide it with a majority of its original proprietary content are generally short-term and project-based. The Company cannot assure that it will be able to maintain such relationships and obtain such information.



1.31     Government Regulation
         ---------------------


U.S. Congress currently is considering proposed legislation that would establish a new federal standard for protection and use of health information. In addition, the laws of other countries also govern the use of and disclosure of health information. The Company cannot assure that its systems for safeguarding patient health information from unauthorized disclosure or use will preclude successful claims against it for violation of applicable law. The Company also cannot assure that other third-party sites that consumers access through GlobalNetCare.com will maintain systems to safeguard this health information. In addition, future laws or changes in current laws may necessitate costly adaptations to the Company's systems. If the Company fails to comply with current or future laws, it could have a material adverse effect upon the Company's operations.


Each state in the United States imposes restrictions on the ability of persons and corporations to practice medicine. Any finding in a state that the Company is not in compliance with its laws could require the Company to restructure its services, which could adversely affect its business. The laws in some states prohibit some business entities, such as the Company, from practising medicine. These laws generally prohibit us from employing physicians to practice medicine or from directly furnishing medical care to patients. Each state requires licensure for the practice of medicine within that state, and some states consider the receipt of an electronic transmission of selected healthcare information in that state to be the practice of medicine. These laws restrict the Company's activities and the extent to which it can provide medical advice to its members. If challenged, the Company cannot assure that its activities would be found to be in compliance with such laws.

Any new law or regulation pertaining to the Internet, or the application or interpretation of existing laws, could decrease demand for the Company's website and services, increase its cost of doing business or otherwise have a material adverse effect on its success and continued operations. Laws and regulations may be adopted in the future that address Internet-related issues, including online content, user privacy, pricing and quality of products and services. Because the growing popularity and use of the Internet has burdened the existing telecommunications infrastructure in many areas, local exchange carriers have petitioned the FCC to regulate Internet service providers in a manner similar to long distance telephone carriers and to impose access fees on the Internet service providers. The Company cannot guarantee that the United States, Canada or foreign nations will not adopt legislation aimed at protecting Internet users' privacy. Any such legislation could negatively affect the Company's business. Moreover, it may take years to determine the extent to which existing laws governing issues like property ownership, libel, negligence and personal privacy are applicable to the Internet.



1.32     Medical Malpractice Risks
         -------------------------


The information provided by the Company is intended to be in addition to, and not in substitution for, medical advice from a user's own physician.
However, medical advice will be dispensed over the Internet both directly by doctors and indirectly by the Company's Pythian System. The Company is attempting to obtain insurance which would cover risks associated with negligence or faulty medical advice, but such insurance may not be available or may not be sufficient to cover all potential risks. Damage awards in medical malpractice suits can be very high, potentially creating a financial burden that the Company could not withstand if such a suit were successful and not fully covered by insurance.


1.33     Year 2000
         ---------


The year 2000 poses potential problems to computer programs that have been written using two digits rather than four to define the applicable year. Computer programs of the Company, its suppliers or customers that have date-sensitive software may recognize a date using "00" as the year 1900 rather than the year 2000. This could result in system failures or miscalculations causing disruptions of operations including, among other things, a temporary inability to process transactions, send invoices, or engage in similar normal business activities.


The failure of the Company's internal systems or material third party systems to be year 2000 compliant could significantly harm the Company's business. The Company may be affected by year 2000 issues related to non-compliant computer or other systems operated by the Company or other third parties. As a result, the Company and its service providers could suffer a significant number of business disruptions and inefficiencies that may divert the Company's attention, financial and human resources from its ordinary business activities. In addition, the Company cannot be certain that governmental agencies, utility companies, internet service providers and other third-party service providers will be year 2000 compliant, even though they have assured the Company of such compliance. The failure by these entities to be year 2000 compliant could result in a systematic failure that could also prevent the Company from delivering its services to its users, decrease the use of the Internet or prevent users from accessing the Company's website which would affect the Company's revenues and continued operations.

The Company has purchased its computer equipment during the last 8 months and its software has been acquired by large software companies who have assured the Company of their year 2000 compliance. The Company has tested the BIOS (basic input / output system) of its computers and determined that all were year 2000 compliant. The Company was required to add a software update (Services Packs 4 and 5) to its operating system (NT4 Enterprise) to ensure year 2000 compliance and in order to obtain the manufacturer's (Microsoft) assurance of year 2000 compliance. The Company successfully tested its computer system for year 2000 compliance by changing the date from December 31, 1999 to January 1st , 2000, and the leap years up to 2010. However, the Company could experience problems associated with year 2000 issues if its suppliers are adversely affected. For example, year 2000 problems could involve a lack of electrical power for many weeks or the interruption of the Company's internet service. Hydro Quebec has confirmed in the newspapers that they are year 2000 compliant. Securenet, the Company's internet service provider and server farm, has advised the Company that its operations are year 2000 compliant and that their internet connection lines are redundant to ensure uninterrupted service. Securenet has further advised that the building where Securenet is located has successfully conducted all tests required to determine that it is year 2000 compliant. In addition, Securenet has advised the Company that the building is equipped with emergency generators in the event that there is an interruption in the electrical service. The Company's hardware provider has assured the Company that it is year 2000 compliant and will be able to continue its services. The Company has been advised by the building owner that its offices are year 2000 compliant and that all building services will be available during that time. The Company's system administrators are constantly monitoring the Company's computer system to ensure its year 2000 compliance.


ITEM 2.     PLAN OF OPERATION
            -----------------

Health research on the Internet (e-Health) is expected to attract substantial users for such information. GlobalNetCare intends to use its unique Medical Expert System in order to become an important player in e-Health commerce.

The IMES is a unique interactive system designed to serve both healthcare and individuals. The system uses easy to comprehend questions and answers similar to a real patient and doctor interview. It gathers information on the health status of the patient, which in turn allows for individualized advice for that specific person. Fully deployed, the service is composed of multiple "virtual medical centers" to deal with specific health issues on a continual basis. There are currently three operational virtual medical centers:
Hypertension, Breast Disease, and Osteoporosis. New centers will follow at regular intervals, as little as every few weeks. The purpose of the expert software system is to navigate users through medical topics with pertinent questions in order to create a virtual medical file for each user/member. The Company expects to have seven Virtual Medical Centers operational by the Fall of 1999.

The Company has a solid foundation of doctors who for operational purposes fall into the following categories:

      (a)    Doctor Manager

      Each of the Company's Virtual Medical Centers is managed by a well -known and in some cases internationally acclaimed physician or surgeon who is responsible for the medical aspect of the creation and maintenance of each such center.

      (b)    Doctor Consultant

      Each of the Company's Virtual Medical Centers has up to 6 specialists who are on call to respond to requests for doctor consultations made by users of its website. The Company intends to enter into a revenue sharing program with the consultant doctors for all fee-based doctor consultations. The doctors will receive 70% of the net consultation revenue received from users of the Company's website.

      (c)    Online Doctors


     The Company has six physicians (general practitioners), who are to go online in fall 1999. Physicians will answer short questions online. These physicians will refer users to specialists where appropriate.


      (d)    Doctors on the Directory


     The Company is currently accepting applications for doctors to have their name listed in the Company's Doctor Directory. Each doctor will pay a fee (currently set at $100.00) to be listed in the Doctor Directory and will receive a webpage, link or lead service and other membership services on a month by month basis. The Company anticipates that this service will be available to users by the first quarter of 2000. Once the Doctor Directory service is available to users, the Doctor Directory will disclose that the participating doctors have paid a fee of $100 to be listed in the Doctor Directory.



The GlobalNetCare Pharmacy (med-store) will operate through strategic alliances with existing on-line pharmacies. The Company anticipates that it will offer product descriptions beginning in September 1999, with e-commerce and transactions capability scheduled for completion in January, 2000. The Company is also in the process of forming certain alliances with pharmaceutical, medical and technical supply companies and anticipates that it will also generate revenue within the Pharmacy by selling banner advertising, through product sponsorship agreements, and by taking commission on pharmacy products sold on-line through the Company's website. In this regard, the Company's website will offer a portal to other on-line pharmaceutical providers, who will handle all administration and shipping. The Company has joined Amazon.com's Associate Program. As an Amazon.com Associate, the Company is permitted to use the Amazon.com logo as a link to the Amazon.com website, place an Amazon.com search box on the GlobalNetCare website or even list particular books, CDs, videos or any other products sold by Amazon.com on the Company's website. The Company is entitled to earn between 5% and 15% on every product sold as a result of the Company's link or reference to Amazon.com. On a weekly basis, Amazon.com will provide a report detailing the results and the referral fees earned and at the end of each quarter, Amazon.com will provide a check representing the referral fees earned. The agreement does not have a termination or ending date but either party has the ability to terminate the agreement. On May 26, 1999, Amazon.com tentatively approved the contract with the Company with final approval being subject to approval of the link created by the Company on its website. The Company anticipates establishing the link to the Amazon.com website by the end of October, 1999. Since the agreement is executed in electronic form, the terms of the agreement are attached as an exhibit to this registration statement.

The Company intends to implement a Scientific Advisory Committee, a Medical Policy Committee and an Ethics Committee. The Scientific Advisory Committee will consist of highly qualified and well respected medical doctors who will represent each of the Virtual Medical Centers and the teleconference project. The members of this committee will advise the Board of Directors on the progress and future plans of the Virtual Medical Centers and consult with other doctors and surgeons with future projects. The Medical Policy Committee will review the information in each of the Virtual Medical Centers. The Ethics Committee will set the policies and ethical guidelines for the information in the Virtual Medical Centers, the teleconference project and the Doctor Consultations. These three committees have not been created yet but the Company anticipates creating these committees by the end of December, 1999.

The Company also intends to implement a video teleconferencing project and a distance based training project. The teleconference project is a project where a team of medical specialists will operate a video teleconference over the Internet for the purpose of providing specialized diagnosis and treatment services in connection with various medical and health issues. The distance based training project is a project geared to train healthcare professionals on innovative and traditional diagnostic and therapeutic techniques initially for breast disease and then for other medical issues. The training will consist of online discussions, text, and question and answer sections. The Company anticipates that both of these projects will be operational by December 31, 1999.


The Virtual Surgical Center is under development and the Company anticipates that this service will be operational by the first quarter of 2000. This entails establishing a secure internet link between surgical machines located at distances. One machine will be operated by a surgeon and the other machine will be carrying out the surgeon's movements on the patient.

Although GlobalNetCare.com was operational in July 1999, the official launch of the website is scheduled for September 1999. The Company intends to hire eight sales and marketing managers that will be responsible for various advertising, marketing and promotion of the Company and its website. The Company has budgeted expenditures of $650,000 on Internet advertising and $1,400,000 on print advertising for the period September 1, 1999 to August 31, 2000. The print advertising will include advertisements in a variety of major publications to announce the official launch of the website. Other promotional activities include attendances at various health and medical tradeshows and conferences.


The Company's cash requirements for the 12 months ending August 31, 2000 are estimated at $6,180,000. The budgeted expenditures of $6,180,000 consist of $1,400,000 for print advertising, $650,000 for Internet advertising, $280,000 for promotions, $700,000 for hardware, software and facilities, $2,150,000 on employee salaries, contract salaries and consulting fees and $1,000,000 for fees in connection with doctor consultations. The cash requirements of $6,180,000 are based on the Company's estimates for operational costs in the 12 months ended August 31, 2000. At the present time, the Company intends to meet all cash requirements by conducting private placements of its common shares.

The Company anticipates that it attain its revenue target of $1,300,000 before operating costs in the year ending August 31, 2000. The Company anticipates that its revenue target of $1,300,000 will be comprised of revenue of $150,000 from the Doctor Directory, revenue of $90,000 from website banner advertising, and revenue of $1,060,000 from alliance revenue.

Currently, the Company does not charge doctors to be listed in the Doctor Directory but once it has collected a sufficient number of doctors (approximately 500) to actively advertise and promote this service to other doctors, the Company will charge doctors $100 to be added to the Doctor Directory. The Company has projected that the Doctor Directory will have 1,500 doctors listed. The Company has assumed that 500 listed doctors in the Doctor Directory will be sufficient to allow it to actively promote and advertise the Doctor Directory.

The Company anticipates that it will have five alliances with pharmaceutical, medical and technical supply companies, each of which will generate approximately $200,000 in revenue for the Company. The revenue will be generated from banner advertising within the website Pharmacy, from product sponsorship agreements and by taking a commission on pharmacy products sold through the Company's website. This revenue projection is based on the assumption that the Company will have its e-commerce transaction processing services in place by January, 2000.

The Company is planning to sell banner advertising on all parts of its website. There will be several banner advertisements on many pages of the website including both large and small banner ads. Although the revenue generated from the banner advertising is related to the number of links that the banner advertiser receives from the advertisement on the Company's website, the Company anticipates that it will have five companies with large banner ads each generating revenue of approximately $10,000 and 15 companies with small banner ads each generating revenue of approximately $2,500. The ability to attract such companies is dependent on the assumption that the Company's website will have a sufficient number of users and hits to attract such banner advertisers.

For the year ended August 31, 2000, the Company has projected a net loss of approximately $4,880,000.

The above projected revenues and losses are only estimates by the Company and its management and readers or shareholders should not place undue weight on such revenue or loss projections.


The Company expects to spend approximately $700,000 between September 1, 1999 and August 31, 2000 for hardware, software and facilities.

The Company intends to hire the following executive employees over the next twelve months: one CFO, one Vice-President Sales & Marketing, one Executive Assistant, one Network Engineer, and one Systems Analyst.

ITEM 3.   DESCRIPTION OF PROPERTY
          -----------------------

The Company's principal executive and administrative offices are located at Suite 950 - 2000 McGill College, Montreal, Quebec H3A 3H3. The Company leases this 5,948 square foot facility for term ending June 14, 2002 at a rental of approximately CDN$3,965 (approximately $2,640) per month plus a pro-rated proportion of various operating expenses, utilities, real estate, business and water taxes. This facility consists of the Company's office and administration area and houses all of the Company's operations.

ITEM 4.   SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT
          --------------------------------------------------------------

4.1     Beneficial Ownership
        --------------------

As used in this section, the term "beneficial ownership" with respect to a security is defined by Regulation 228.403 under the Securities Exchange Act of 1934, as amended, as consisting of:(1) any person who, directly or indirectly, through any contract, arrangement, understanding, relationship or otherwise has or shares voting power (which includes the power to vote, or to direct the voting of such security) or investment power (which includes the power to dispose, or to direct the disposition of, such security); and (2) any person who, directly or indirectly, creates or uses a trust, proxy, power of attorney, pooling arrangement or any other contract, arrangement or device with the purpose or effect of divesting such person of beneficial ownership of a security or preventing the vesting of such beneficial ownership.

Each person has sole voting and investment power with respect to the common shares, except as otherwise indicated. Beneficial ownership consists of a direct interest in the common shares, except as otherwise indicated.

As of July 30, 1999, the Company had a total of 13,297,471 common shares ($0.001 par value per common share) issued and outstanding. On July 21, 1998, the Company filed restated Articles of Incorporation which increased its authorized capital from 1,000 common shares to 50,000,000 common shares, changed the par value of its common shares from $1.00 to $0.001 and also effected a forward split its common stock 1,000 to 1.

As of July 30, 1999, no person known to the Company was the beneficial owner of more than five percent (5%) of the outstanding common shares of the Company except the following:

Name and Address of Beneficial  Amount and Nature of
          Owner                 Beneficial Ownership  Percentage of Class(1)
------------------------------  --------------------  ----------------------
Galton Finance Limited                  900,000                   6.8%
8 Chemin Surville, 1213 Petit-
Lawcy, Geneva, Switzerland

Garwood Overseas Limited              1,000,000                   7.5%
P.O. Box 2588, 843 Finchley Road
London, England  NW11 8NQ

Norset Holdings Limited               1,000,000                   7.5%
Suite 24, Watergardens Block 6
P.O. Box 629, Gibraltar

Pierce Consultants Company Limited      900,000                   6.8%
6 Place Chevelu, 1201 Geneva,
Switzerland

Cede & Co.                            2,081,787                  15.6%
P.O. Box 222
Bowling Street Station
New York, New York  10274

(1)  Based on 13,297,471 shares outstanding as of July 30, 1999.

The following table lists, as of July 30, 1999, the number of common shares beneficially owned, and the percentage of the Company's common shares so owned, by each director and by all directors and executive officers as a group.

                          Amount and Nature of
Name of Beneficial Owner  Beneficial Ownership  Percentage of Class(1)
------------------------  --------------------  ----------------------
Nick Pedafronimos             1,076,000                 8.1%
Chris Kokkalis                  264,000(2)              1.9%
Patrick Power                   173,000                 1.3%
David Mulder                     Nil(3)                  Nil
George Tsoukas                5,000,000                37.6%
Directors and Officers
 as a group                   6,522,000                49.0%

(1) Based on 13,297,471 shares outstanding as of July 30, 1999 and, as to a specific person, shares issuable pursuant to the conversion or exercise, as the case may be, of currently exercisable or convertible debentures, share purchase warrants and stock options.

(2) On March 24, 1999, Chris Kokkalis was granted the option to acquire up to 200,000 shares in the capital of the Company at a price of $3.00 per share. The options vest over time with 40,000 options vesting immediately and 40,000 options vesting on each of March 24, 2000, 2001, 2002 and 2003. No other options have been granted to directors to date.

(3) In a letter agreement between the Company and David Mulder dated July 8, 1999, the Company agreed to issue to David Mulder 500,000 shares upon the parties executing a formal agreement and 200,000 shares on July 8, 2000.

4.2     Changes in Control
        ------------------

The Company is unaware of any contract or other arrangement, the operation of which may at a subsequent date result in a change of control of the Company.

ITEM 5.   DIRECTORS, EXECUTIVE OFFICERS, PROMOTERS AND CONTROL PERSONS
          ------------------------------------------------------------

The following table and text sets forth the names and ages of all directors, executive officers and significant employees of the Company as of July 30, 1999. All of the directors serve until the next Annual General Meeting of shareholders and until their successors are elected and qualified, or until their earlier death, retirement, resignation or removal. Subject to any applicable employment agreement, executive officers serve at the discretion of the Board of Directors, and are appointed to serve until the first Board of Directors meeting following the annual meeting of shareholders. Also provided is a brief description of the business experience of each director, executive officer and significant employee during the past five years and an indication of directorships held by each director in other companies subject to the reporting requirements under the federal securities laws.

5.1     Directors, executive officers and other significant employees:
        --------------------------------------------------------------

                                                                 Date First
                      Position Held with the                     Elected or
    Name                     Company                 Age          Appointed
-----------------     ----------------------       ------        -----------
Nick Pedafronimos     Director, Treasurer and        43          November 4,
                      Chief Financial Officer                       1998

Chris Kokkalis        Director                       36          November 10,
                                                                    1998

Patrick Power         Director, President and        37          July 8, 1999
                      Secretary

David Mulder          Director                       61          July 8, 1999

George Tsoukas        Director, Chairman and CEO     57          November 4,
                                                                    1998

The backgrounds and experience of the Company's directors, executive officers and other significant employees are as follows:

Patrick Power


Mr. Power has extensive experience in the operation and management of public companies and since November of 1995, has acted as the President and a director for Everest Mines and Minerals. In the past, Mr. Power has obtained considerable experience in marketing and business development by serving as director for numerous public companies including Goldtex Resources (December 1996 to July 1998), Montello Resources Ltd. (November 1993 topresent), Sentinel Resources Ltd. (August 1993 to January 1995), Golden Rainbow Resources Inc. (September 1993 to December 1993) and Calco Resources Ltd. (January 1992 to October 1994). Mr. Power is responsible for the Company's general administration. Mr. Power became involved with the Company through personal contact with Dr. George Tsoukas. Although he does not have any medical or internet experience, Mr. Power has considerable experience with the financing and operation of public companies and was therefore asked to join the Company's Board of Directors. The above public companies that Mr. Power was involved were or are listed on the Vancouver or Alberta Stock Exchange.


Nick Pedafronimos


In the past, Mr. Pedafronimos has acted as an advisor to management and has been responsible for corporate finance as a director for a number of small publicly trading companies. Since April, 1998, he has been a director of Cantex Mine Development Corp. Mr. Pedafronimos was the founder and a director of Canadian Mountain Minerals (August 1995 to April 1998) and he was the founder and director of Goldtex Resources (June 1995 to April 1998). Mr. Pedafronimos is responsible for the Company's equity financing. Mr. Pedafronomis became involved with the Company through personal contact with Dr. George Tsoukas. Although he does not have any medical or internet experience, he has considerable experience with the financing and operation of public companies and was therefore asked to join the Company's Board of Directors.


Chris Kokkalis, Ph.D.


Dr. Kokkalis has received his Ph.D. in Computer Science from the Illinois Institute of Technology ("IIT") in 1992. Dr. Kokkalis has extensive international work experience in the field of telecommunications. During the period from 1990 to 1992, Dr. Kokkalis was involved in the design of a goal driven diagnostic artificial intelligence expert system shell. During 1994 to 1996, Dr. Kokkalis independently worked a Compurterized Aid Instruction System designed for tutoring the disabled. Dr. Kokkalis taught undergraduate and graduate courses at Northeastern Illinois University (September 1989 to May
1991), Illinois Institute of Technology (May 1990 to August 1990) and Merrimack College (September 1992 to May 1993). Dr. Kokkalis has presented his expertise in many seminars, internationally. He is a member of the American Computing Machinery Association, International Electrical Electronics Engineering Association, and the European Electronic Messaging Association. Since November 1997, Dr. Kokkalis has been an active director of research and development for Advanced Era of Science, Inc., a company with offices located in Montreal, Quebec, Canada.Mr. Kokkalis is responsible for the Company's website development.


George Tsoukas, MD, FRCP(C)

Dr. Tsoukas holds a Bachelor of Science (Honours Biochemistry) from McGill University, Montreal, Quebec, and a Medical Degree from McGill Medical School, Montreal, Quebec. He is a certified specialist in internal medicine and endocrinology as certified by the Royal College of Physicians and Surgeons (Canada), Professional Corporation of Physicians (Quebec) and the American Board of Internal Medicine. He has 25 years of experience in health sciences including work in computer related medicine. He is an Associate Physician at McGill University Health Center, an Assistant Professor of Medicine at McGill University, a Fellow of the Royal College of Physicians, and a member of the American Heart Association, the American Society for Bone and Mineral Research, Canadian Medical Association and the Quebec Society of Endocrinologists. He is currently conducting clinical research on metabolic bone diseases. For the past ten years, Dr. Tsoukas was involved in the production of medical CD-ROMs, has wide experience in medical education, and produced and directed a popular television program explaining medical conditions to the public. Dr. Tsoukas is responsible for medical content on the Company's website.

David S. Mulder, OC, MD, FRCS(C) FACS


Dr. David Mulder, medical doctor (MD), Fellow of the Royal College of Surgeons of Canada (FRCS(C)), Fellow of the American College of Surgeons (FACS), is a highly respected and qualified doctor who obtained the Order of Canada (OC) in 1997 for his contributions to the advancement of medical science. Dr. Mulder has received numerous academic awards, has held numerous professorships and teaching positions at various hospitals and universities around the world (from 1980 to the present) and has been appointed to the committees and boards of various medical associations. Dr. Mulder is world-renowned in the Presently, he is the Chief of Thoracic Surgery and a Surgical Consultant to the Division of Cardiovascular and Thoracic Surgery at the Sir Mortimer B. Davis Jewish General Hospital. He is also the Medical Director at the McGill Sports Medicine Centre. From 1993 to 1998, he was the Chairman of McGill University, Department of Surgery and as well, he held the position of Professor of Surgery, Faculty of Medicine at the McGill Cancer Center. Dr. Mulder was Surgeon-in-Chief and Director of the University Surgical Clinics for twenty-one years. He is now a Senior Reviewer for the American College of Surgeons Committee on Trauma and has been instrumental in training new site reviewers since 1990. Dr. Mulder is a member of the Board of Governors of the American College of Surgeons as a Specialty Society Governor from the Royal College of Physicians and Surgeons of Canada, Chair of the Credentials Committee for the Royal College of Physicians and Surgeons of Canada and is the President-Elect for the U.S. Central Surgical
Association.   Dr. Mulder was also the first President of the Canadian
Association of Thoracic Surgery. The combination of Dr. Mulder's experience, professorships, other teaching positions, and medical association and other professional appointments make him a world-renowned doctor in the fields of cardiovascular and thoracic surgery, surgical intensive care, trauma and sports medicine.

There are no arrangements or understandings between any two or more directors or executive officers, pursuant to which he/she was selected to be a director or executive officer, other than the agreement dated July 8, 1999, between the Company and Dr. Mulder, and the agreement dated August 10, 1999, between the Company and Dr. Ronald Denis. Both agreements are attached as exhibits hereto.

Pursuant to the agreement with Dr. Mulder, the Company has agreed to issue up to 700,000 common shares in exchange for Dr. Mulder's services. The services include assuming the positions of Chairman of the Medical Policy Committee and Co-Chairman of the teleconference project, developing the Virtual Surgical Center, providing consulting services regarding clinical and surgical care, and other related services. The agreement is attached to this registration statement as an exhibit.

In late September, 1999, the Company finalized a five year agreement with Dr. Ronald Denis. Under the agreement, dated August 10, 1999, Dr. Denis is responsible for developing and implementing the Trauma Virtual Medical Center, will assume a position as a member of the Medical Policy Committee and as Co-Chairman of the teleconference project. He will also provide consulting services regarding clinical and surgical care and will assist in the negotiation of certain strategic alliances with pharmaceutical, medical and technical supply companies. The teleconference project is a project where a team of medical specialists will operate a video teleconference over the Internet for the purpose of providing specialized diagnosis and treatment services in connection with various medical and health issues. He has also agreed to assume a position on the board of directors of the Company. He has not yet been appointed to the board of directors. In consideration of the services provided by Dr. Denis, the Company has agreed to issue 480,000 common shares of the Company over a specified time period. The Company will also pay Dr. Denis $3,500 per month for consulting services. The agreement is attached to this registration statement as an exhibit.


None of the Company's directors, executive officers, promoters or control persons have been involved in any of the following events during the past five years:

1. any bankruptcy petition filed by or against any business of which such person was a general partner or executive officer either at the time of the bankruptcy or within two years prior to that time;

2. any conviction in a criminal proceeding or being subject to a pending criminal proceeding (excluding traffic violations and other minor offenses);

3. being subject to any order, judgment, or decree, not subsequently reversed, suspended or vacated, of any court of competent jurisdiction, permanently or temporarily enjoining, barring, suspending or otherwise limiting his involvement in any type of business, securities or banking activities; or

4. being found by a court of competent jurisdiction (in a civil action), the Commission or the Commodity Futures Trading Commission to have violated a federal or state securities or commodities law, and the judgment has not been reversed, suspended, or vacated.

ITEM 6   EXECUTIVE COMPENSATION
         ----------------------

The Company's chief executive officer did not receive any cash or other compensation during the fiscal years ended December 31, 1998, 1997 and 1996. No other executive officer of the Company received annual salary and bonus in excess of $100,000.

There were no grants of stock options or stock appreciation rights made during the fiscal year ended December 31, 1998 to the Company's executive officers and directors. There were no stock options outstanding as at December 31, 1998. Since December 31, 1998, the Company granted a total of 200,000 options to its executive officers and directors, at an exercise price of $2.00 per share, which options expire March 24, 2004. See "Item 4 - Security Ownership of Certain Beneficial Owners and Management".

To date, the Company has granted 735,000 stock options to employees and consultants, at a price of $2.00 per share expiring March 24, 2004.

The Company has no formal plan for compensating its directors for their service in their capacity as directors although such directors have received from time to time and are expected to receive in the future options to purchase common shares as awarded by the Board of Directors or (as to future options) a Compensation Committee which may be established. Directors are entitled to reimbursement for reasonable travel and other out-of-pocket expenses incurred in connection with attendance at meetings of the Board of Directors. The Board of Directors may award special remuneration to any director undertaking any special services on behalf of the Company other than services ordinarily required of a director. Other than indicated below, no director received and/or accrued any compensation for his services as a director, including committee participation and/or special assignments.

There are no management agreements with any of the Company's directors or executive officers.

The Company has agreed to cause 500,000 common shares in the capital of the Company to be issued to Dr. Mulder pursuant to an agreement dated July 8, 1999. An additional 200,000 shares will also be transferred to Dr. Mulder on July 8, 2000. Pursuant to the agreement with Dr. Mulder, the Company has agreed to issue up to 700,000 common shares in exchange for Dr. Mulder's services. The services include assuming the positions of Chairman of the Medical Policy Committee and Co-Chairman of the teleconference project, developing the Virtual Surgical Center, providing consulting services regarding clinical and surgical care, and other related services.

In late September, 1999, the Company finalized a five year agreement with Dr. Ronald Denis. Under the agreement, dated August 10, 1999, Dr. Denis is responsible for developing and implementing the Trauma Virtual Medical Center, will assume a position as a member of the Medical Policy Committee and as Co-Chairman of the teleconference project. He will also provide consulting services regarding clinical and surgical care and will assist in the negotiation of certain strategic alliances with pharmaceutical, medical and technical supply companies. The teleconference project is a project where a team of medical specialists will operate a video teleconference over the Internet for the purpose of providing specialized diagnosis and treatment services in connection with various medical and health issues. He has also agreed to assume a position on the board of directors of the Company. He has not yet been appointed to the board of directors. In consideration of the services provided by Dr. Denis, the Company has agreed to issue 480,000 common shares of the Company over a specified time period. The Company will also pay Dr. Denis $3,500 per month for consulting services. The agreement is attached to this registration statement as an exhibit.

On September 13, 1999, the Company entered into an agreement with Dr. Fotini Sampalis. Under the Agreement, Dr. Sampalis has agreed to assume the positions of a member of the Scientific Committee, a member of the Committee responsible for the development of the Virtual Surgical Center and the general manager of all Virtual Medical Centers. She will be responsible for maintaining and developing the Virtual Medical Center in connection with breast disease, for overseeing the development of all new Virtual Medical Centers and for developing the distance based training project geared to train healthcare professionals on innovative and traditional diagnostic and therapeutic techniques for breast disease. The training will consist of online discussions, text, and question and answer sections. She will also participate in the development of the Virtual Surgical Center, be responsible for the medical aspects of any research and development proposals for medical and pharmaceutical companies, and assist in the formation of alliances with pharmaceutical, medical and technical supply companies. In exchange for her services, the Company has agreed to pay Dr. Sampalis $500,000 in value of common shares of the Company. The Company will also pay her, as of January 1, 2000, CDN$2,500 per week for 20 hours per week of consulting services. The agreement is attached to this registration statement as an exhibit.


Other than as discussed above, the Company has no plans or arrangements in respect of remuneration received or that may be received by executive officers of the Company to compensate such officers in the event of termination of employment (as a result of resignation, retirement, change of control) or a change of responsibilities following a change of control, where the value of such compensation exceeds US$60,000 per executive officer.

There are no arrangements or plans in which the Company provides pension, retirement or similar benefits for directors or executive officers. Other than the management agreements and advisory agreements discussed herein, the Company has no material bonus or profit sharing plans pursuant to which cash or non-cash compensation is or may be paid to the Company's directors or executive officers, except that stock options have been and may be granted at the discretion of the Board of Directors or a committee thereof.

ITEM 7.   CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS
          ----------------------------------------------

Other than as disclosed above, there have been no transactions, or proposed transactions, which have materially affected or will materially affect the Company in which any director, executive officer, or beneficial holder of more than 10% of the outstanding common stock, or any of their respective relatives, spouses, associates or affiliates has had or will have any direct or material indirect interest.

ITEM 8.   LEGAL PROCEEDINGS
          -----------------

The Company knows of no material, active or pending legal proceedings against it; nor is the Company involved as a plaintiff in any material proceeding or pending litigation. There are no proceedings in which any director, officer of affiliate of the Company, or any registered or beneficial shareholder is an adverse party or has a material interest adverse to the Company.

ITEM 9.   MARKET FOR COMMON EQUITY AND RELATED STOCKHOLDER MATTERS
          --------------------------------------------------------

The Company's common shares trade in the United States on the National Association of Securities Dealers Over-the-Counter Bulletin Board (the "OTC Bulletin Board") with the symbol "GBCR" and CUSIP# 37937Q-10-2.

The table set forth below lists the volume of trading and high and low bid prices on the OTC Bulletin Board for the Company's common shares since December 9, 1998(1). The closing price on July 30, 1999 was US$1.500.

     Quarter Ended           Volume           High            Low
     -------------           ------           ----            ---
   June 30, 1999             1,061,600        3.130          1.500
   March 31, 1999              332,900        3.375          2.250
   December 9 to 31, 1998      495,400        3.875          2.000

(1) The Company's common shares commenced trading on December 9, 1998. The quotations above reflect inter-dealer prices, without retail mark-up, mark-down or commission and may not represent actual transactions.

The Company's common shares are issued in registered form. Interwest Transfer Co. Inc. (located in Salt Lake City, Utah) is the registrar and transfer agent for the common shares.

On July 30, 1999, the shareholders' list for the Company's common shares showed 20 registered shareholders and 13,297,471 shares outstanding. The Company has researched indirect holdings registered to the various depository institutions and stock brokerage firms, and estimates that there were approximately 335 beneficial shareholders at the above date.

The Company has not declared any dividends since incorporation and does not anticipate that it will do so in the foreseeable future. Although there are no restrictions that limit the ability to pay dividends on the Company's common shares, the intention of the Company is to retain future earnings for use in its operations and the expansion of its business.

ITEM 10.   RECENT SALES OF UNREGISTERED SECURITIES
           ---------------------------------------

In the past three years, the Company has sold the following common shares without registering such common shares under the Securities Act of 1933.

On November 5, 1998, the Company sold a total of 11,750,000 common shares for total cash consideration of $117,500 to the following persons relying on Rule 504 of Regulation D under the Securities Act of 1933, as amended:

     Number of
   Common Shares       Name                                Consideration
   -------------       ----                                -------------
   1,000,000           Tidal Investments SA                 $10,000.00
   1,000,000           Garwood Overseas Limited             $10,000.00
   5,000,000           George Tsoukas                       $50,000.00
     100,000           Harvey Lalach                        $ 1,000.00
     400,000           A. Tom Skarpelos                     $ 4,000.00
     650,000           Creekside Investments Ltd.           $ 6,500.00

                                       18

     200,000           Pat Power                            $ 2,000.00
     200,000           Nick Pedafronimos                    $ 2,000.00
     300,000           Chris Kokkalis                       $ 3,000.00
     900,000           Galton Finance Limited               $ 9,000.00
   1,000,000           Norset Holding Limited               $10,000.00
     900,000           Pierce Consultants Company Limited   $ 9,000.00
     100,000           Jimmy D. Foussekis                   $ 1,000.00


On December 7, 1998, the Company sold to Vasiliki Kapantais a total of 350,000 common shares for total cash consideration of $210,000 to the following person relying on Rule 504 of Regulation D under the Securities Act of 1933, as amended. The shares issued to Mr. Kapantais were issued at a price of $0.60 per common share, which was the negotiated price between the Company and the investor. The Company's directors determined this was a fair price for the shares at that time considering the status of the Company, the market conditions and the fact that the Company's common shares were not yet quoted on the OTCBB.

On February 9, 1999, the Company sold to Vasiliki Kapantais a total of 82,087 common shares for total cash consideration of $236,000 to the following person relying on Rule 504 of Regulation D under the Securities Act of 1933, as amended. This private placement of shares issued to Mr. Kapastais were issued at a price of $2.875 per common share, which was based on the ten day average trading price (for the ten days proceeding the sale) of the stock at that time.

On June 25, 1999, the Company sold to Tomlen, a Greek corporation, a total of 115,384 common shares for total cash consideration of $300,000 relying on Rule 504 of Regulation D under the Securities Act of 1933, as amended. The shares issued to Tomlen were issued at a price of $2.60 per common share, which was based on the ten day average trading price (for the ten days proceeding the sale) of the stock at that time.

The Company has agreed to pay to Leo Valkanas a finders fee of 24,908 shares which is the equivalent to 7.5% of the gross proceeds of all the above private placements. The shares were issued to Mr. Valkanas for a cash value of $64,738 representing 7.5% of $836,500, the gross proceeds of all the private placements in which Mr. Valkanas was involved. The shares were issued to Mr. Valkanas relying on Regulation S under the Securities Act of 1933, as amended.

On July 14, 1999, the Company agreed to issue to Ms. Lowry 35,750 common shares, at a price of $2.80 per common share, in consideration of an exclusive license granted to the Company. The license allows the Company to use certain photographic slide programs regarding food, nutrition and general health on its website. The shares are to be issued pursuant to Rule 504 of Regulation D of the 1933 Act. The shares have not yet been issued.


ITEM 11.   DESCRIPTION OF SECURITIES
           -------------------------

The authorized capital of the Company includes: 50,000,000 shares of common stock with par value of $0.001 of which 13,297,471 were issued and outstanding at July 30, 1999. The Company effected a forward split to 1000 to 1 effective July 21, 1998.

All of the authorized shares of common stock of the Company are of the same class and, once issued, rank equally as to dividends, voting powers, and participation in assets. Holders of common shares are entitled to one vote for each share held of record on all matters to be acted upon by the shareholders. Holders of common shares are entitled to receive such dividends as may be declared from time to time by the Board of Directors, in its discretion, out of funds legally available therefore.

Upon liquidation, dissolution or winding up of the Company, holders of common shares are entitled to receive pro rata the assets of Company, if any, remaining after payments of all debts and liabilities. No common shares have been issued subject to call or assessment. There are no pre-emptive or conversion rights and no provisions for redemption or purchase for cancellation, surrender, or sinking or purchase funds.

Provisions as to the modification, amendment or variation of the rights attaching to the common shares or provisions are contained in the Florida Business Corporations Act. The Florida Business Corporations Act requires approval by a simple majority of the Company's shareholders in order to effect any of the following changes: increase or decrease the aggregate number of authorized common shares; effect an exchange or reclassification of all or part of the common shares into share of another class; effect an exchange or reclassification, or create a right of exchange, of all or part of the shares of another class into common shares; change the designation, rights, preferences or limitation of all or part of the common shares; change the number of common shares into a different number of shares of the same class; create a new class of shares having rights or preferences with respect to distributions or to dissolution that are prior, superior, or substantially equal to the common shares; increase the rights, preferences, or number of authorized shares of any class that, after giving effect to the amendment, have rights or preferences with respect to distributions or to dissolution that are prior, superior, or substantially equal to the common shares; limit or deny an existing preemptive right to fall or part of the common shares; and cancel or otherwise affect rights to distributions or dividends that have accumulated but not yet been declared on all or part of the common shares.

The Company's articles and by-laws do not contain any provisions that would delay, defer or prevent a change in control of the Company.

ITEM 12.   INDEMNIFICATION OF DIRECTORS AND OFFICERS
           -----------------------------------------

The Company's Articles provide that, to the fullest extent permitted by law, no director or officer of the Company shall be personally liable to the Company or its shareholders for damages for breach of any duty owed to the Company or its shareholders. In addition, the Company's Articles authorize the Company to, in its by-laws or in any resolution of its directors or shareholders, undertake to indemnify the officers and directors of the Company against any contingency or peril as may be determined in the best interests of the Company. Further, the Company is authorized by its Articles to purchase and maintain insurance for the benefit of any person who is or was serving as a director, officer, employee or agent of the Company or of any corporation of which the Company is a shareholder, against any liability which may be incurred by him/her in that capacity. The Company maintains liability insurance to cover its directors and officers.

12.1     Indemnification under the Florida Business Corporation Act
         ----------------------------------------------------------

Under section 607.0850 of the Florida Business Corporation Act, the Company has the power to indemnify:

(a) any person who was or is a party to any proceeding (other than an action by, or in the right of, the Company), by reason of the fact that he or she is or was a director, officer, employee, or agent of the Company or is or was serving at the request of the Company as a director, officer, employee, or agent of another corporation, partnership, joint venture, trust, or other enterprise against liability incurred in connection with such proceeding, including any appeal thereof, if he or she acted in good faith and in a manner he or she reasonably believed to be in, or not opposed to, the best interests of the Company and, with respect to any criminal action or proceeding, had no reasonable cause to believe his or her conduct was unlawful; and

(b) any person, who was or is a party to any proceeding by or in the right of the Company to procure a judgement in its favour by reason of the fact that the person is or was a director, officer, employee, or agent of the Company or is or was serving at the request of the Company as a director, officer, employee, or agent of another corporation, partnership, joint venture, trust, or other enterprise, against expenses and amounts paid in settlement not exceeding, in the judgement of the board of directors, the estimated expense of litigating the proceeding to conclusion, actually and reasonably incurred in connection with the defense or settlement of such proceeding, including any appeal thereof, if he or she acted in good faith and in a manner he or she reasonably believed to be in, or not opposed to, the best interests of the Company, except that no indemnification shall be made in respect of any claim, issue, or matter as to which such person shall have been adjudged to be liable unless, and only to the extent that, the court in which such proceeding was brought, or any other court of competent jurisdiction, shall determine upon application that, despite the adjudication of liability but in view of all circumstances of the case, such person is fairly and reasonably entitled to indemnity for such expenses which such court shall deem proper.

To the extent that a director, officer, employee, or agent of the Company has been successful on the merits or otherwise in defense of any proceeding referred to in (a) or (b) above, or in defense of any claim, issue, or matter therein, the Company is required to indemnify him or her against expenses actually and reasonably incurred by him or her in connection with such proceeding. Any indemnification under (a) or (b) above, unless pursuant to a determination by a court, shall be made by the Company only as authorized by its Board of Directors.

Regardless of under any bylaw, agreement, vote of shareholders or disinterested directors, or otherwise, indemnification or advancement of expenses shall not be made to or on behalf of any director, officer, employee, or agent if a judgment or other final adjudication establishes that his or her actions, or omissions to act, were material to the cause of action so adjudicated and constitute:

   (a) a violation of the criminal law, unless the director, officer, employee, or agent had reasonable cause to believe his or her conduct was lawful or had no reasonable cause to believe his or her conduct was unlawful;

   (b) a transaction from which the director, officer, employee, or agent derived an improper personal benefit; or

   (c) wilful misconduct or a conscious disregard for the best interests of the Company in a proceeding by or in the right of the Company to procure a judgment in its favour or in a proceeding by or in the right of a shareholder.

ITEM 13.   FINANCIAL STATEMENTS
           --------------------

The Company's consolidated financial statements are stated in United States Dollars (US$) and are prepared in accordance with United States Generally Accepted Accounting Principles.

The consolidated financial statements are attached hereto and found immediately following the text of this Registration Statement. The Auditor's Report of Councilor, Buchanan & Mitchell, P.C., Certified Public Accountants, for the audited consolidated financial statements for the fiscal year ended December 31, 1998 is included herein immediately preceding the audited consolidated financial statements. The Auditor's Report of Barry L. Friedman, P.C., Certified Public Accountant, for the audited consolidated financial statements for the fiscal periods ended July 29, 1998, December 31, 1997 and December 31, 1996 is included herein immediately preceding the audited consolidated financial statements.

Audited Consolidated Financial Statements and Financial Statement Schedules by Councilor, Buchanan & Mitchell, P.C.:

     Auditor's Report, dated June 30, 1999.

     Consolidated Balance Sheet at December 31, 1998.

     Consolidated Statements of Operations and Deficit for the Year Ended December 31, 1998.

     Consolidated Statement of Cash Flows for the Year Ended December 31,
     1998.

     Notes to Consolidated Financial Statements.

Audited Consolidated Financial Statements and Financial Statement Schedules by Barry L. Friedman, P.C.:

     Auditor's Report, dated July 30, 1998.

     Consolidated Balance Sheet at July 29, 1998, December 31, 1997 and December 31, 1996.

     Consolidated Statements of Operations and Deficit for the Periods Ended July 29, 1998, December 31, 1997 and December 31, 1996.

     Consolidated Statement of Cash Flows for the Periods Ended July 29, 1998, December 31, 1997 and December 31, 1996.

     Notes to Consolidated Financial Statements.

Unaudited Interim Consolidated Financial Statements and Financial Statement
Schedules:


     Consolidated Balance Sheet at June 30, 1999.



     Consolidated Statements of Loss and Deficit for the Six Months Ended June 30, 1999.

     Consolidated Statements of Changes in Financial Position for the Six Months Ended June 30, 1999.


     Notes to consolidated Financial Statements.

ITEM 14. CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS ON ACCOUNTING AND FINANCIAL DISCLOSURE
           ---------------------------------------------------------------

In June, 1999, the Company engaged Councilor, Buchanan & Mitchell, P.C., Certified Public Accountants, to prepare the audited consolidated financial statements for the fiscal year ended December 31, 1998. The Company did not consult Councilor, Buchanan & Mitchell, P.C. regarding the application of accounting principles to any specific completed or contemplated transaction or the type of audit opinion that might be rendered on the Company's financial statements. There were no disagreements with the Company's former auditor, Barry L. Friedman, P.C., regarding any matter of accounting principles or practices, financial statement disclosure, auditing scope or procedure, or any other matter.

ITEM 15.   FINANCIAL STATEMENTS AND EXHIBITS
           ---------------------------------

(a)    Financial Statements Filed as Part of the Registration Statement:

Audited Consolidated Financial Statements and Financial Statement Schedules by Councilor, Buchanan & Mitchell, P.C.:

     Auditor's Report, dated June 30, 1999.
     Consolidated Balance Sheet at December 31, 1998.
     Consolidated Statements of Operations and Deficit for the Year Ended December 31, 1998.
     Consolidated Statement of Cash Flows for the Year Ended December 31,
     1998.
     Notes to Consolidated Financial Statements.

Audited Consolidated Financial Statements and Financial Statement Schedules by Barry L. Friedman, P.C.:

     Auditor's Report, dated July 30, 1998.
     Consolidated Balance Sheet at July 29, 1998, December 31, 1997 and December 31, 1996.
     Consolidated Statements of Operations and Deficit for the Periods Ended July 29, 1998, December 31, 1997 and December 31, 1996.
     Consolidated Statement of Cash Flows for the Periods Ended July 29, 1998, December 31, 1997 and December 31, 1996.
     Notes to Consolidated Financial Statements.

Unaudited Interim Consolidated Financial Statements and Financial Statement
Schedules:


     Consolidated Balance Sheet at June 30, 1999.

     Consolidated Statements of Loss and Deficit for the Six Months Ended June 30, 1999.
     Consolidated Statements of Changes in Financial Position for the Six Months Ended June 30, 1999.
     Notes to consolidated Financial Statements.


15.2     Exhibits Required by Item 601 of Regulation S-B
         -----------------------------------------------

Exhibit
Number      Description
------      -----------
(3)         Articles of Incorporation and By-laws:

            3.1    Articles of Amendments effective January 14, 1999

            3.2    Articles of Amendments effective July 21, 1998

            3.3    Articles of Incorporation effective October 30, 1980

            3.4    By-Laws effective October 30, 1980

(10)        Material Contracts

            10.1 Sublease between UBS Bank (Canada) and 3423336 Canada Ltd., dated December 1, 1998

            10.2 Licensing Agreement between GlobalNetCare, Inc. and Gold Standard Multimedia Inc.

            10.3 Internet Site Agreement between GlobalNetCare and Reuters Health Information Inc., dated May 1, 1999

            10.4 Associates Agreement between GlobalNetCare and Amazon.com, dated May 26, 1999

            10.5 Agreement between GlobalNetCare and Dr. David Mulder, dated July 8, 1999

            10.6 Agreement between GlobalNetCare and Eve Lowry, dated July 14, 1999

            10.7 Option Agreement between GlobalNetCare and Patrick E. Nicholls, dated March 24, 1999

            10.8 Option Agreement between GlobalNetCare and Lee Ehler, dated March 24, 1999

            10.9 Option Agreement between GlobalNetCare and Rafaat Saade, dated March 24, 1999

            10.10 Option Agreement between GlobalNetCare and Dyan Sterling, dated March 24, 1999

            10.11 Option Agreement between GlobalNetCare and Alexandra Theodosopoulos, dated March 24, 1999

            10.12 Option Agreement between GlobalNetCare and Chariklia Volakakis, dated March 24, 1999

            10.13 Option Agreement between GlobalNetCare and Jason Szabo, dated March 24, 1999

            10.14 Option Agreement between GlobalNetCare and Brent Wisse, dated March 24, 1999

            10.15 Option Agreement between GlobalNetCare and Kim Arrey, dated March 24, 1999

            10.16 Option Agreement between GlobalNetCare and Stephanie Costello, dated March 24, 1999

            10.17 Option Agreement between GlobalNetCare and Dr. Graham Wong, dated March 24, 1999

            10.18 Option Agreement between GlobalNetCare and Dr. Neil Mahutte, dated March 24, 1999

            10.19 Option Agreement between GlobalNetCare and Dr. Jodi Smith, dated March 24, 1999

            10.20 Option Agreement between GlobalNetCare and Dr. Sophia Ouhilal, dated March 24, 1999

            10.21 Option Agreement between GlobalNetCare and Dr. Raby Benjamin, dated March 24, 1999

            10.22 Option Agreement between GlobalNetCare and Dr. William Gerstein, dated March 24, 1999

            10.23 Option Agreement between GlobalNetCare and Dr. Chris Tsoukas, dated March 24, 1999

            10.24 Option Agreement between GlobalNetCare and Dr. Fotini Sampalis, dated March 24, 1999

            10.25 Option Agreement between GlobalNetCare and Evangelos Androutsos, dated March 24, 1999

            10.26 Option Agreement between GlobalNetCare and Knight Medical Consultants, dated March 24, 1999

            10.27 Option Agreement between GlobalNetCare and Harvey Lalach, dated March 24, 1999

            10.28 Option Agreement between GlobalNetCare and Jimmy Foussekis, dated March 24, 1999

            10.29 Option Agreement between GlobalNetCare and Dominic Vallelonga, dated March 24, 1999

            10.30 Option Agreement between GlobalNetCare and Ricardo Garabatos, dated March 24, 1999

            10.31 Option Agreement between GlobalNetCare and Adam Kau, dated March 24, 1999

            10.32 Option Agreement between GlobalNetCare and Angela Vahaviolos, dated March 24, 1999

            10.33 Option Agreement between GlobalNetCare and Sophia Hatzopoulos, dated March 24, 1999

            10.34 Option Agreement between GlobalNetCare and Joan Lamontagne, dated March 24, 1999

            10.35 Option Agreement between GlobalNetCare and Gordon Sly, dated March 24, 1999

            10.36 Option Agreement between GlobalNetCare and Chong H. Wang, dated March 24, 1999

            10.37 Option Agreement between GlobalNetCare and Yakov Minkin, dated March 24, 1999

            10.38 Option Agreement between GlobalNetCare and Sergey Mironov, dated March 24, 1999

            10.39 Option Agreement between GlobalNetCare and Gang Liu, dated March 24, 1999

            10.40 Option Agreement between GlobalNetCare and Jian Zeng, dated March 24, 1999

            10.41 Option Agreement between GlobalNetCare and Junxiu Zhu, dated March 24, 1999

            10.42 Option Agreement between GlobalNetCare and Minghui Han, dated March 24, 1999

            10.43 Option Agreement between GlobalNetCare and Robert Valois, dated March 24, 1999

            10.44 Option Agreement between GlobalNetCare and Patrice Fournier, dated March 24, 1999

            10.45 Option Agreement between GlobalNetCare and Chris Kokallis, dated March 24, 1999

            10.46 Contract of Insurance, dated September 15, 1999, between the Company, Marsh Canada Limited and St. Paul Fire & Marine Insurance Company

            10.47 Internet Server Collocation Agreement, dated May 25, 1999, between the Company and Securenet Information Services Inc.

            10.48 Employment Agreement, dated September 13, 1999, between Dr. Fotini Sampalis and the Company

            10.49 Services Agreement, dated August 10, 1999, between Dr. Ronald Denis and the Company

            10.50 Intellectual Property Assignment, dated October 1, 1999, between the Company, Patick Power, George Tsoukas, Nick Pedafronimos, Chris Kokkalis and David Mulder.


(21)        Name of Subsidiaries

            21.1 3423336 Canada Ltd. (incorporated under the federal laws of Canada on February 3, 1998)

(27)        Financial Data Schedule

                                SIGNATURES

     In accordance with Section 12 of the Securities Exchange Act of 1934, the registrant caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized.

                                            GlobalNetCare, Inc.
                                           --------------------------------
                                                   (Registrant)

Date: October 6, 1999                         By: /S/ George Tsoukas
     ---------------------------------        -----------------------------
                                                   (Signature)

                                  June 30, 1999


                          Independent Auditors' Report
                          ----------------------------



To  the  Shareholders  of
Global  Net  Care,  Inc.


We have audited the accompanying consolidated balance sheet of Global Net Care, Inc. and Subsidiary (A Development Stage Enterprise) as of December 31, 1998, and the related consolidated statements of operations and deficit, and cash flows for the year then ended. These financial statements are the responsibility of the Corporation's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Global Net Care, Inc. and Subsidiary as of
December 31, 1998, and the results of their operations and their cash flows for the year then ended in conformity with generally accepted accounting principles.

                                      /s/ Councilor, Buchanan & Mitchell, P.C.
                                     Certified  Public  Accountants
                                     Councilor, Buchanan & Mitchell, P.C.
                                     7101 Wisconsin Avenue
                                     Bethesda, Maryland

                      GLOBAL NET CARE, INC. AND SUBSIDIARY
                      ------------------------------------
                        (A DEVELOPMENT STAGE ENTERPRISE)
                        --------------------------------
                           CONSOLIDATED BALANCE SHEET
                           --------------------------
                                DECEMBER 31, 1998
                                -----------------
                                   A S S E T S
                                   -----------

CURRENT ASSETS:
------------------------------------------------
Cash . . . . . . . . . . . . . . . . . . . . . .  $232,877
Sales Taxes Receivable . . . . . . . . . . . . .    11,527
Prepaid Rent . . . . . . . . . . . . . . . . . .    38,436
Deposit on Computer Equipment. . . . . . . . . .    23,971
                                                  ---------
Total Current Assets . . . . . . . . . . . . . .  $306,811
                                                  ---------
PROPERTY AND EQUIPMENT, AT COST LESS
  ACCUMULATED DEPRECIATION . . . . . . . . . . .    61,414
------------------------------------------------  ---------
TOTAL ASSETS . . . . . . . . . . . . . . . . . .  $368,225
                                                  ---------
LIABILITIES AND SHAREHOLDERS' EQUITY
------------------------------------------------
CURRENT LIABILITIES:
------------------------------------------------
Accounts Payable . . . . . . . . . . . . . . . .    25,353
ADVANCES FROM A DIRECTOR, WITHOUT INTEREST . . .    74,973
------------------------------------------------  ---------
Total Liabilities. . . . . . . . . . . . . . . .  $100,326
                                                  ---------
SHAREHOLDERS' EQUITY:
------------------------------------------------
Capital Stock. . . . . . . . . . . . . . . . . .  $328,500
Accumulated Other Comprehensive Income . . . . .       324
Deficit Accumulated During the Development Stage   (60,925)
                                                  ---------
Total Shareholders' Equity . . . . . . . . . . .  $267,899
                                                  ---------
TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY . . .  $368,225
                                                  ---------

See  accompanying  notes  to  consolidated  financial  statements.


                      GLOBAL NET CARE, INC. AND SUBSIDIARY
                      ------------------------------------
                        (A DEVELOPMENT STAGE ENTERPRISE)
                        --------------------------------
                CONSOLIDATED STATEMENT OF OPERATIONS AND DEFICIT
                ------------------------------------------------
                      FOR THE YEAR ENDED DECEMBER 31, 1998
                      ------------------------------------


                                                            Cumulative
                                                              Amounts
                                                  1998    Since Inception
                                                  ----   -----------------
Interest Revenue . . . . . . . . . . . . . ..   $    245      $    245
                                                   -------------------
OPERATING EXPENSES:
----------------------------------------------------
Commissions and Contracts. . . . . . . . . . .  $13,682         13,682
Rent . . . . . . . . . . . . . . . . . . . . . .  6,683          6,683
Communications . . . . . . . . . . . . . . . . .  2,031          2,031
Professional Fees. . . . . . . . . . . . . . . . 23,233         23,233
Registration Fees. . . . . . . . . . . . . . . .  4,409          4,409
Administrative . . . . . . . . . . . . . . . . .  2,332          3,332
Advertising and Promotion. . . . . . . . . . . .    502            502
Office Expenses. . . . . . . . . . . . . . . .    1,197          1,197
Maintenance and Repairs. . . . . . . . . . . .    1,003          1,003
Subscriptions and Membership . . . . . . . . .      746            746
Travelling Expenses. . . . . . . . . . . . . .       19             19
Taxes and Licenses . . . . . . . . . . . . . .    1,297          1,297
Depreciation of Property and Equipment . . . . . .2,909          2,909
                                                  --------    --------
Total Operating Expenses . . . . . . . . . . . . .$60,043       61,043

FINANCIAL EXPENSES:
----------------------------------------------------
Interest and Bank Charges. . . . . . . . . . . . . .  127          127
                                                  ---------    -------
Total Expenses . . . . . . . . . . . . . . . . .  $60,170       61,170
                                                  ---------   --------

NET LOSS AND DEFICIT ACCUMULATED
  DURING THE DEVELOPMENT STAGE . . . . . . . . . .$(59,925)    (60,925)
                                                  ==========  =========
NET LOSS PER COMMON SHARE. . . . . . . . . . . . .$(0.0200)    (0.0204)
                                                  ==========  =========
Weighted Average Number of Common Shares
   Outstanding                                    $2,991,290  2,991,290
                                                  ==========  =========

See  accompanying  notes  to  consolidated  financial  statements.


                      GLOBAL NET CARE, INC. AND SUBSIDIARY
                      ------------------------------------
                        (A DEVELOPMENT STAGE ENTERPRISE)
                        --------------------------------
                      CONSOLIDATED STATEMENT OF CASH FLOWS
                      ------------------------------------
                      FOR THE YEAR ENDED DECEMBER 31, 1998
                      ------------------------------------


                                                               Cumulative
                                                                Amounts
                                                   1998      Since Inception
                                                 ---------   ----------------
CASH FLOWS FROM OPERATING ACTIVITIES:
---------------------------------------------
Net Loss. . . . . . . . . . . . . . . . . . .  $     (59,925)   $    (60,925)
Adjustments to Reconcile Net Loss to Net Cash
Used in Operating Activities:
Depreciation. . . . . . . . . . . . . . . . .          2,909            2,909
Increase in Sales Taxes Receivable. . . . . .        (11,527)        (11,527)
Increase in Prepaid Expenses. . . . . . . . .        (38,436)        (38,436)
Increase in Deposits. . . . . . . . . . . . .        (23,971)        (23,971)
Increase in Accounts Payable. . . . . . . . .         25,353           25,353
                                               ------------------------------
Net Cash Used in Operating Activities . . . .  $    (105,597)   $   (106,597)
                                               ------------------------------
CASH FLOWS FROM INVESTING ACTIVITIES:
---------------------------------------------
Purchase of Equipment . . . . . . . . . . . .  $     (64,322)   $    (64,322)
                                               ------------------------------
CASH FLOWS FROM FINANCING ACTIVITIES:
---------------------------------------------
Issuance of Capital Stock . . . . . . . . . .  $     327,500          328,500
Proceeds of Loan from Director. . . . . . . .         74,972           74,972
                                               ------------------------------
Net Cash Provided by Financing Activities . .  $     402,472          403,472
                                               ------------------------------
EFFECT OF EXCHANGE RATE CHANGES ON CASH . . .  $         324              324
---------------------------------------------  ------------------------------
Net Increase in Cash. . . . . . . . . . . . .  $     232,877          232,877
Cash, Beginning of Year . . . . . . . . . . .              -                -
                                               ------------------------------
CASH, END OF YEAR . . . . . . . . . . . . . .  $     232,877          232,877
                                               ==============================


See  accompanying  notes  to  consolidated  financial  statements.

                                     GLOBAL NET CARE, INC. AND SUBSIDIARY
                                     ------------------------------------

                                       (A DEVELOPMENT STAGE ENTERPRISE)
                                       --------------------------------

                                       STATEMENT OF STOCKHOLDERS' EQUITY
                                       ---------------------------------

                                     FOR THE YEAR ENDED DECEMBER 31, 1998
                                     ------------------------------------


                                                                                                    Deficit
                                                                                  Accumulated     Accumulated
                                                                                     Other        During the
                                           Comprehensive    Capital     Stock    Comprehensive    Development
                                 Total        Income         Shares     Amount       Income          Stage
                               ---------  ---------------  ----------  --------  --------------  -------------
Stock Issued in 1981. . . . .  $  1,000   $            -        1,000  $  1,000  $            -  $          -
Stock Split July 21, 1998 . .         -                -      999,000         -               -             -
Stock Issued in 1998. . . . .   327,500                -   12,100,000   327,500               -             -
Net Income. . . . . . . . . .   (60,925)         (60,925)           -         -               -       (60,925)
Other Comprehensive Income -
  Foreign Currency Adjustment       324   $          324            -         -             324             -
Total Comprehensive Income. .         -   $      (60,601)           -         -               -             -
                                          ---------------
                               $267,899                    13,100,000  $328,500  $          324  $    (60,925)
                               ---------                   ----------  --------  --------------  -------------

See  accompanying  notes  to  consolidated  financial  statements.

                      GLOBAL NET CARE, INC. AND SUBSIDIARY
                      ------------------------------------

                        (A DEVELOPMENT STAGE ENTERPRISE)
                         ------------------------------

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                   ------------------------------------------

                                DECEMBER 31, 1998
                                -----------------


NOTE  1-  HISTORY  AND  ORGANIZATION  AND  DEVELOPMENT  STAGE  OPERATIONS
-------------------------------------------------------------------------
     Global Net Care, Inc. ("the Corporation") operates Global Net Care.com, a health care oriented Internet "portal" site that provides interactive medical information to both professionals and individuals. The Corporation owns 100% of the stock of 3423336 Canada Ltd., a Canadian Company formed February 3, 1998, to develop medical web sites.
     The Corporation was organized on October 30, 1980, under the laws of the State of Florida as C.N.W. Corp. On February 1, 1981, the Corporation issued
1,000  shares  of  its  $1  par  value  common  stock  for  services  of $1,000.
     The Corporation did not have any activities until July 1998. On July 21, 1998, the State of Florida approved the Corporation's restated Articles of Incorporation, which increased its capitalization from 1,000 common shares to 50,000,000 common shares. The par value was changed from $1 to $0.001.
     On July 21, 1998, the Corporation changed its name to C.N.W. of Orlando, Inc. and on December 28, 1998, changed its name to Global Net Care, Inc.

NOTE  2-  ACCOUNTING  POLICIES
------------------------------
  Consolidation
  -------------
     The consolidated financial statements include the accounts of the Corporation and its wholly-owned subsidiary, 3423336 Canada Ltd. All inter-company balances and transactions have been eliminated on consolidation.

              NOTES TO CONSOLIDATED FINANCIAL STATEMENTS CONTINUED
              ----------------------------------------------------


NOTE  2-  ACCOUNTING  POLICIES  (Continued)
------------------------------------------
  Translation  of  Foreign  Currencies
  ------------------------------------
     The components of the consolidated statement of operations related to the Corporation's foreign subsidiary are translated into US dollars using average currency exchange rates in effect during the period, and assets and liabilities are translated at the exchange rate in effect at the end of the accounting period. Foreign currency transaction gains and losses are included in net loss. Translation adjustments that result from translating foreign currency financial statements are included in a separate component of shareholders' equity.
  Property  and  Equipment
  ------------------------
     Property and equipment are stated at cost. The straight-line method is used to depreciate all property and equipment over the estimated useful lives of the assets. Furniture and equipment are depreciated at a rate of 20% per year.
Computer  equipment  and  software  are  depreciated  at a rate of 30% per year.
  Impairment  of  Long-lived  Assets
  ----------------------------------
     As of December 31, 1998, none of the Corporation's assets are impaired, and the Corporation has not adopted a policy for accounting for the impairment of long-lived assets.
  Use  of  Estimates
  ------------------
     The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

              NOTES TO CONSOLIDATED FINANCIAL STATEMENTS CONTINUED
              ----------------------------------------------------




NOTE  2-  ACCOUNTING  POLICIES  (Continued)
------------------------------------------
  Cash  Equivalents
  -----------------
     For purposes of the statement of cash flows, the Corporation considers all highly liquid investments as cash equivalents.

NOTE  3-  DIVIDENDS
-------------------
     The Corporation has not yet adopted any policy regarding payment of dividends. No dividends have been paid since inception.


NOTE  4-  PROPERTY  AND  EQUIPMENT
----------------------------------

                                         Accumulated     Net
                              Cost     Depreciation     Book Value
                              ----     ------------     ----------


Furniture  and  Equipment $  18,455        $  615        $  17,840
Computer  Equipment          36,725          1,836          34,889
Computer  Software            9,142            457           8,685
                              -----       --------         -------
                          $  64,322       $  2,908       $  61,414
                             ------          -----          ------


NOTE  5-  CAPITAL  STOCK
------------------------

                                     December 31,
                                         1998
                                         ----


Authorized:
   50,000,000  Common
   Shares  of  No  Par  Value
Issued  and  Outstanding:
   13,100,000  Common  Shares        $  328,500

     As indicated in Note 1, the Company effected a thousand-for-one split of its common stock during 1998. In addition, the par value of the Company's common stock was changed from $1.00 to $0.001 per share and authorized shares of common stock were increased from 1,000 to 50,000,000 shares.

              NOTES TO CONSOLIDATED FINANCIAL STATEMENTS CONTINUED
              ----------------------------------------------------




NOTE  5-  CAPITAL  STOCK  (Continued)
------------------------------------
     During the year, the Corporation has issued 12,100,000 common shares for a cash consideration of $327,500.

NOTE  6-  COMMISSIONS
---------------------
     All  salaries  and  wages  are  paid  in  the  form  of  commissions.

NOTE  7-LEASING  ARRANGEMENTS
-----------------------------
     The Corporation leases its office space under a lease expiring in 2002. At December 31, 1998, future minimum rental payments required under operating leases that have initial or remaining terms in excess of one year are as follows:

1999      $  116,400
2000         116,400
2001         116,400
2002          58,200
              ------
          $  407,400
             -------

NOTE  8-  INCOME  TAXES
-----------------------
     The Corporation has a net operating loss that will be applied to future years' taxable income. A deferred tax asset resulting from the tax benefit associated with the net operating loss carryforward of approximately $10,231 is net of a $10,231 valuation allowance. The net operating loss carryforward expires in 2018. The deferred tax asset valuation allowance increased by $10,231 during 1998. The Corporation has no current or deferred net income tax expense or benefit for the year ended December 31, 1998.
[/R]

                         C.N.W. OF ORLANDO, INC.
                         (FORMERLY C.N.W. CORP.)
                      (A Development Stage Company)

                             BALANCE SHEET
                             -------------
                                ASSETS
                                ------


                                       December   December
                       July 29, 1998   31, 1997   31, 1996
                       --------------  ---------  ---------
CURRENT ASSETS:        $            0  $       0  $       0
                       --------------  ---------  ---------
 TOTAL CURRENT ASSETS  $            0  $       0  $       0
                       --------------  ---------  ---------
OTHER ASSETS:          $            0  $       0  $       0
                       --------------  ---------  ---------
 TOTAL OTHER ASSETS    $            0  $       0  $       0
                       --------------  ---------  ---------
 TOTAL ASSETS          $            0  $       0  $       0
                       --------------  ---------  ---------

See  accompanying  notes  to  consolidated  financial  statements.

                             C.N.W. OF ORLANDO, INC.
                             (FORMERLY C.N.W. CORP.)
                          (A Development Stage Company)

                                  BALANCE SHEET
                                  -------------
                       LIABILITIES AND STOCKHOLERS' EQUITY
                       -----------------------------------


                                                      December   December
                                      July 29, 1998   31, 1997   31, 1996
                                      --------------  ---------  ---------
CURRENT LIABILITIES:
 Accounts Payable                     $        2,332  $       0  $       0
                                      --------------  ---------  ---------
 TOTAL CURRENT LIABILITIES            $        2,332  $       0  $       0
                                      --------------  ---------  ---------
STOCKHOLDERS' EQUITY: (Note 1)

Common stock, $1.00 par value
authorized 1,000 Shares issued and
outstanding at:
December 31, 1996 - 1,000 shares                                 $   1,000
December 31, 1997 - 1,000 shares                      $   1,000

Common stock, $.001 par value
authorized 50,000,000 shares issued
and outstanding at
July 29, 1998 - 1,000,000 shares      $        1,000

Additional paid in Capital                         0          0          0

Accumulated loss                             - 3,332    - 1,000    - 1,000
                                      --------------  ---------  ---------
TOTAL STOCKHOLDERS' EQUITY            $       -2,332  $       0  $       0
                                      --------------  ---------  ---------
TOTAL LIABILITIES AND
STOCKHOLDERS' EQUITY                  $            0  $       0  $       0
                                      ==============  =========  =========

See  accompanying  notes  to  consolidated  financial  statements.

                                   C.N.W. OF ORLANDO, INC.
                                   (FORMERLY C.N.W. CORP.)
                                (A Development Stage Company)

                                   STATEMENT OF OPERATIONS
                                   -----------------------


                               Jan. 1, 1998                                    Oct. 30, 1980
                                    to          Year Ended      Year Ended    (inception) to
                              July 29, 1998   Dec. 31, 1997   Dec. 31, 1996    July 29, 1998
                              --------------  --------------  --------------  ---------------
INCOME:
 Revenue                      $            0  $            0  $            0  $             0
EXPENSES:
General, Selling and
Administrative                $        2,332  $            0  $            0  $         3,332
   Total Expenses             $        2,332  $            0  $            0  $         3,332
Net Loss                      $      - 2,332  $            0  $            0  $       - 3,332
                              ==============  ==============  ==============  ===============

Net Loss per weighted share
 (Note 2)                     $      - .0023  $        .0000  $        .0000  $       - .0033
                              ==============  ==============  ==============  ===============
Weighted average number of
common shares outstanding          1,000,000       1,000,000       1,000,000        1,000,000
                              ==============  ==============  ==============  ===============

See  accompanying  notes  to  consolidated  financial  statements.

             STATEMENT OF CHANGES IN STOCKHOLDERS' EQUITY
             --------------------------------------------


                        Common Stock
                     ------------------    Additional    Accumulated
                      Shares    Amount   paid-in capital   Deficit
                     ---------  -------  ----------------  --------
Balance,
December 31, 1995        1,000  $ 1,000  $              0  $- 1,000
Net loss year ended
December 31, 1996                                                 0
                                                           --------
Balance,
December 31, 1996        1,000  $ 1,000  $              0  $- 1,000
Net loss year ended
December 31, 1997                                                 0
                                                           --------
Balance,
December 31, 1997        1,000  $ 1,000  $              0  $- 1,000
July 21, 1998
Changed par value
from $1.00 to $.001               - 999             + 999
July 21, 1998
forward stock split
1,000:1                999,000    + 999             - 999
Net loss
January 1, 1998
to July 29, 1998                                            - 2,332
                                                           --------
Balance,
July 29, 1998        1,000,000  $ 1,000  $              0  $- 3,332
                     =========  =======  ================  ========

See  accompanying  notes  to  consolidated  financial  statements.

                                        C.N.W. OF ORLANDO, INC.
                                        (FORMERLY C.N.W. CORP.)
                                     (A Development Stage Company)
                                        STATEMENT OF CASH FLOWS
                                        -----------------------


                                         Jan. 1, 1998                                    Oct. 30, 1980
                                              to          Year Ended      Year Ended    (inception) to
                                        July 29, 1998   Dec. 31, 1997   Dec. 31, 1996    July 29, 1998
                                        --------------  --------------  --------------  ---------------
Cash Flows from
Operating Activities:
  Net loss                              $      - 2,332  $            0  $            0  $       - 3,332
  Adjustment to
  reconcile net loss
  to net cash
  provided by operating
  activities                                         0               0               0                0

Changes in assets and
liabilities:
  Increase in current
  liabilities:                                 + 2,332               0               0          + 2,332
                                        --------------  --------------  --------------  ---------------
Net cash used in
operating activities                    $            0  $            0  $            0  $       - 1,000
Cash Flows from Investing activities:                0               0               0                0
Cash Flows from
Financing Activities:
  Issuance of common
  Stock for services                                 0               0               0          + 1,000
                                        --------------  --------------  --------------  ---------------
Net increase (decrease)
in cash                                 $            0  $            0  $            0  $             0
Cash,
Beginning of period                                  0               0               0                0
                                        --------------  --------------  --------------  ---------------
Cash,
End of period                           $            0  $            0  $            0  $             0
                                        ==============  ==============  ==============  ===============

          See accompanying notes to financial statements & audit report

                             C.N.W. OF ORLANDO, INC.
                             (FORMERLY C.N.W. CORP.)
                          (A Development Stage Company)
             July 29, 1998, December 31, 1997, and December 31, 1996


                          NOTES TO FINANCIAL STATEMENTS
                          -----------------------------

NOTE  1  -  History  and  Organization  of  the  Company

     The Company was organized October 30, 1980, under the laws of the State of Florida as C.N.W. Corp. The Company currently has no operations and, in accordance with SFAS #7, is considered a development company.

     On February 1, 1981, the Company issued 1,000 shares of it's $1.00 par value common stock for services of $1,000.

     On July 21, 1998, the State of Florida approved the Company's restated Articles of Incorporation, which increased its capitalization from 1,000 common shares to 50,000,000 common shares. The par value was changed from $1.00 to $0.001.

     On July 21, 1998, the Company forward split its common stock 1,000:1, thus increasing the number of outstanding common stock shares from 1,000 shares to 1,000,000 shares.

     On  July 21, 1998, the Company changed it's name to C.N.W. of Orlando, Inc.

NOTE  2  -  Accounting  Policies  and  Procedures

     The Company has not determined its accounting policies and procedures, except as follows:

     1.     The  Company  uses  the  accrual  method  of  accounting.
     2. Earnings or loss per share is calculated using the weighted averaged number of common shares outstanding.
     3. The Company has not yet adopted any policy regarding payment of dividends. No dividends have been paid since inception.

NOTE 3  -  Warrants  and  Options

     There are no warrants or options outstanding to issue any additional shares of common stock of the Company.

                             C.N.W. OF ORLANDO, INC.
                             (FORMERLY C.N.W. CORP.)
                          (A Development Stage Company)
             July 29, 1998, December 31, 1997, and December 31, 1996

                     NOTES TO FINANCIAL STATEMENTS CONTINUED
                     ---------------------------------------

NOTE  4  -  Going  Concern

     The Company's financial statements are prepared using the generally accepted accounting principles applicable to a going concern, which contemplates the realization of assets and liquidation of liabilities in the normal course of business. However, the Company has no current source of revenue. Without realization of additional capital, it would be unlikely for the Company to continue as a going concern. It is management's plan to seek additional capital through a merger with an existing operating company.

NOTE  5  -  Related  Party  Transactions

     The Company neither owns or leases any real or personal property. Office services are provided without charge by an officer. Such costs are immaterial to the financial statements and accordingly, have not been reflected therein. The officers and directors of the Company are involved in other business activities and may, in the future, become involved in other business opportunities. If a specific business opportunity becomes available, such persons may face a conflict in selecting between the Company and their other business interests. The Company has not formulated a policy for the resolution of such conflicts.

                              GLOBAL NET CARE, INC.
                                MONTREAL, QUEBEC

                           QUARTERLY FINANCIAL REPORT
                           --------------------------
                       (CONSOLIDATED FINANCIAL STATEMENTS)
                          (UNAUDITED - SEE DISCLOSURE)
                               AS AT JUNE 30, 1999
                  (WITH COMPARATIVE FIGURES FOR JUNE 30, 1998)

                               TABLE  OF  CONTENTS
                               -------------------



                                            PAGE
                                            ----


DISCLOSURE                                     1

BALANCE SHEET                                  2

STATEMENT OF OPERATIONS AND DEFICIT            3

STATEMENT OF CHANGES IN FINANCIAL POSITION     4

NOTES TO THE FINANCIAL STATEMENTS         5 -  7

                                   DISCLOSURE
                                   ----------

TO:     THE SHAREHOLDERS OF
     GLOBAL NET CARE, INC.

It is the opinion of the management that the interim financial statements ended June 30, 1999, include all adjustments necessary in order to make the financial statements not misleading.





MONTREAL, QUEBEC         /s/ George Tsoukas
SEPTEMBER 22, 1999       DIRECTOR OF THE COMPANY



                                  GLOBAL NET CARE, INC.

                                      BALANCE SHEET
                                      -------------
                              (UNAUDITED - SEE DISCLOSURE)
                                   AS AT JUNE 30, 1999
                      (WITH COMPARATIVE FIGURES FOR JUNE 30, 1998)


                                         ASSETS
                                         ------


                                                                 JUNE 1999    JUNE 1998
                                                                -----------  -----------

CURRENT ASSETS
  Cash                                                          $  141,306   $        -
  Sales Taxes Receivable                                            41,656            -
  Deposit on Computer Equipment                                     11,724            -
                                                                -----------  -----------

                                                                   194,686            -
                                                                -----------  -----------

CAPITAL ASSETS, At Cost Less Accumulated Amortization (Note 3)     168,636            -
                                                                -----------  -----------

                                                                $  363,322   $        -
                                                                ===========  ===========



LIABILITIES AND SHAREHOLDERS' EQUITY
--------------------------------------------------------------

CURRENT LIABILITIES
  Accounts Payable                                              $   70,032   $    2,332
                                                                -----------  -----------

ADVANCES FROM A DIRECTOR, Without Interest                          76,554            -
                                                                -----------  -----------

SHAREHOLDERS' EQUITY
  Capital Stock (Note 4)                                           864,507        1,000
  Accumulated Foreign Currency Translation Adjustment               17,611            -
  Deficit                                                         (665,382)      (3,332)
                                                                -----------  -----------

                                                                   216,736       (2,332)
                                                                -----------  -----------

                                                                $  363,322   $        -
                                                                ===========  ===========



                              GLOBAL NET CARE, INC

                       STATEMENT OF OPERATIONS AND DEFICIT
                       -----------------------------------
                          (UNAUDITED - SEE DISCLOSURE)
                   FOR THE SIX (6) MONTHS ENDED JUNE 30, 1999
                  (WITH COMPARATIVE FIGURES FOR JUNE 30, 1998)




(6 MONTHS)                                (6 MONTHS)
  JUNE 1999                                JUNE 1998
----------------------------------------  -----------

INTEREST INCOME                           $      474   $    -
                                          -----------  ------

OPERATING EXPENSES
  Commissions, Contracts, and Wages          406,794    2,332
  Rent and Parking                            50,112        -
  Communications                              22,501        -
  Professional Fees                           33,430        -
  Registration Fees                            1,036        -
  Advertising and Promotion                   19,271        -
  Office Expenses                             18,922        -
  Maintenance and Repairs                        732        -
  Subscriptions and Memberships                3,275        -
  Travel Expenses                             16,471        -
  Taxes and Licenses                          11,636        -
  Amortization                                17,585        -
                                          -----------  ------

                                             601,765    2,332
FINANCIAL EXPENSES
  Interest and Bank Charges                    1,626        -
                                          -----------  ------

                                             603,391    2,332
                                          -----------  ------

NET INCOME (LOSS)                           (602,917)   2,332

INCOME (DEFICIT), Beginning of the Year      (62,465)   1,000
                                          -----------  ------

INCOME (DEFICIT), End of the Year         $ (665,382)  $3,332
                                          ===========  ======



                              GLOBAL NET CARE, INC.

                             STATEMENT OF CASH FLOWS
                             -----------------------
                            (UNAUDITED -- DISCLOSURE)
                   FOR THE SIX (6) MONTHS ENDED JUNE 30, 1999
                    (WITH COMPARATIVE FIGURES FOR JUNE 1998)



                                       (6 MONTHS)   (5 MONTHS)
                                        JUNE 1999   JUNE 1998
--------------------------------------  -----------
CASH FROM OPERATING ACTIVITIES
  Net Income (Loss)                     $ (662,050)  $(2,332)
  Add: Amortization                         20,647         -
                                        -----------  --------

                                          (641,403)   (2,332)

  Net Change In Non-Cash Items              90,874     2,332
                                        -----------  --------

                                          (550,529)        -
                                        -----------  --------

CASH FROM INVESTING ACTIVITIES
  Purchase of Equipment and Furniture     (189,283)        -
                                        -----------  --------

CASH FROM FINANCING ACTIVITIES
  Issuance of Capital                      863,507         -
  Accumulated Foreign Currency              17,611         -
                                        -----------  --------

                                           881,118         -
                                        -----------  --------


INCREASE (DECREASE) IN CASH                141,306         -

CASH, Beginning of the Period                    -         -
                                        -----------  --------

CASH, End of the Period                 $  141,306   $     -
                                        ===========  ========

                              GLOBAL NET CARE, INC.

                        NOTES TO THE FINANCIAL STATEMENTS
                        ---------------------------------
                          (UNAUDITED - SEE DISCLOSURE)
                   FOR THE SIX (6) MONTHS ENDED JUNE 30, 1999
                  (WITH COMPARATIVE FIGURES FOR JUNE 30, 1998)



1.     HISTORY  AND  ORGANIZATION
       --------------------------

     The Corporation was organized on October 30, 1980, under the laws of the State of Florida as C.N.W. Corp. On February 1, 1981, the Corporation issued 1,000 shares of its $1 par value common stock for services of $1,000.

On July 21, 1998, the State of Florida approved the Corporation's restated Articles of Incorporation, which increased its capitalization from 1,000 common shares to 50,000,000 common shares. The par value was changed from $1 to $0.001.

On July 21, 1998, the Corporation changed its name to C.N.W. of Orlando Inc. and on December 28, 1998, changed to Global Net Care, Inc.


2.     ACCOUNTING  POLICIES
       --------------------

     CONSOLIDATION
     -------------

     The consolidated financial statements include the accounts of the company and its wholly-owned subsidiary, 3423336 Canada Ltd. All inter-company balances and transactions have been eliminated on consolidation.

     TRANSLATION  OF  FOREIGN  CURRENCIES
     ------------------------------------

     The components of the consolidated statements of operations related to its foreign subsidiary are translated to US dollars using average currency exchange rates in effect during the period and assets and liabilities are translated at the exchange rates in effect at the end of the accounting period. Gains and losses on translation are included in net income, except for the exchange gains or losses related to investments in self-sustaining foreign operations. Translation adjustments on self-sustaining foreign operations are included in a separate component of the shareholders' equity.

DIVIDENDS
---------

The Corporation has not yet adopted any policy regarding payment of dividends. No dividends have been paid since inception.

                              GLOBAL NET CARE, INC.

                        NOTES TO THE FINANCIAL STATEMENTS
                        ---------------------------------
                          (UNAUDITED - SEE DISCLOSURE)
                   FOR THE SIX (6) MONTHS ENDED JUNE 30, 1999
                  (WITH COMPARATIVE FIGURES FOR JUNE 30, 1998)




3.     CAPITAL  ASSETS
       ---------------


ACCUMULATED                  1999 NET
  COST                     AMORTIZATION   BOOK VALUE
-------------------------  -------------  -----------
  Furniture and Equipment  $      31,119  $     3,111  $ 28,008
  Computer Equipment             126,447       14,026   112,421
  Computer Software               31,717        3,510    28,207
                           -------------  -----------  --------

                           $     189,283  $    20,647  $168,636
                           =============  ===========  ========


4.     CAPITAL  STOCK
       --------------


                                                  NUMBER OF         STATE VALUE
                                               SHARES (IN U.S.)  (IN U.S. DOLLARS)
                                               ----------------  -----------------
           Beginning Balance                          1,000,000   @    0.01    1,000
  Nov 5 Private Placement #1                         11,750,000   @    0.01  117,500
  Dec 23 Private Placement #2                           350,000   @    0.60  210,000
  Mar 24 Private Placement #3                            82,087   @  0.2875  236,000
  Jun 4 Private Placement #4                            115,384   @    2.60  300,000
            Capital Stock of 3423336 Cda Inc.                 -                    7
                                                ----------------  -----------------

                                                     13,297,471             864,507
                                               ================    =================



     Authorized
     50,000,000  common  shares  of  no  par  value.
     Outstanding
     13,297,471  common  shares  (1,000,000  as  of  July  29,  1998)

                              GLOBAL NET CARE, INC.

                        NOTES TO THE FINANCIAL STATEMENTS
                        ---------------------------------
                          (UNAUDITED - SEE DISCLOSURE)
                   FOR THE SIX (6) MONTHS ENDED JUNE 30, 1999
                  (WITH COMPARATIVE FIGURES FOR JUNE 30, 1998)



5.     EMPLOYEE  STOCK  OPTION
       -----------------------

     On March 24, 1999, the company granted 920,000 employee stock options. The options expire on March 24, 2004, and are vested as follows:

          PRICE
     NUMBER     PER  SHARE     VESTED  DATE
     ------     ----------     ------------

     384,000     2.00     Immediately
     134,000     2.00     March  24,  2000
     134,000     2.00     March  24,  2001
     134,000     2.00     March  24,  2002
     134,000     2.00     March  24,  2003


The accounting procedure for employee stock options is to record the options in the share capital after they are exercised. Any outstanding stock options not yet exercised are only reported as a note in the financial statements.